P/18

05012477

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Novozymes A/S

*CURRENT ADDRESS Krogshojvej 36
DK-2880 Bagsvaerd
Denmark

PROCESSED
NOV 14 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5116 FISCAL YEAR 12/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: EBS

DATE: 11/14/05

# Annual Report



novozymes



novozymes®
unlocking the magic of nature

# Glossary

**Antimicrobial peptides**
Proteins that can be used for the medical treatment of infections since they destroy microorganisms.

**Assay development**
Development of laboratory testing methods that e.g. make it possible to evaluate the quality of a very high number of enzyme variants.

**Balanced Scorecard**
A management reporting tool that monitors the company's development in line with the adopted strategy.

**Biodiversity**
All of the world's various animals, plants and microorganisms and their habitats and ecosystems.

**Biopolymers**
Large chains (= polymers) of molecules that are found in all living organisms (= bio): human beings, animals and plants – e.g. as proteins and sugars.

**cGMP**
cGMP (current good manufacturing practice) is the certification which is mandatory for production plants that serve the pharmaceutical industry.

**COD**
Chemical Oxygen Demand. An indicator of the quantity of excess organic matter in wastewater.

**Directed evolution**
Active selection of new and improved versions of e.g. enzymes/proteins.

**Emulsifiers**
Additives that stabilise the mixture of one compound in another, such as oil in water. They are used in bread, for example, to strengthen the dough.

**Enzymes**
Proteins that are found in all living organisms – plants, animals and human beings. Enzymes act as catalysts, helping to convert one substance into another.

**Expression system**
Microorganisms that are selected and developed to produce enzymes/proteins efficiently.

**GRI**
Global Reporting Initiative. GRI is an international institution that provides a standardised framework with guidelines for reporting environmental, social and economic information.

**Hyaluronic acid**
A special type of carbohydrate, a biopolymer, found in the connective tissue of all mammals. Its gelatinous structure makes hyaluronic acid an excellent natural lubricant.

**Indicator**
Qualitative or quantitative information that typically expresses performance in a given area, possibly relative to a given target or standard – e.g. the indicators for Novozymes' energy consumption.

**Lipases**
Enzymes that split/dissolve fats.

**NGO**
Non-governmental organisation.

**Proteins**
All living organisms are made up of proteins, which are essential for all vital processes. Enzymes are proteins.

**Psychosocial working environment**
The psychosocial working environment e.g. relates to for example conditions at the workplace that affect people's well-being, mental health and behaviour, the content and planning of tasks, and the interaction between management and employees, and between colleagues and associates.

**TBL**
Triple Bottom Line. The TBL concept is an idea or a framework for measuring and reporting on corporate performance against economic, social and environmental parameters.


***Editorial group***
*Environment and bioethics: Claus Frier, Stakeholder Communications, claf@novozymes.com, tel.: +45 4442 4587*
*Social responsibility, Third bottom line: Pia Carlé Bayer, pcba@novozymes.com, tel.: +45 4442 8227*
*Knowledge, The Board of Directors, Shareholders: Thomas Kudsk Larsen, Stakeholder Communications, tkla@novozymes.com, tel.: +45 4442 5969*
*Accounts and data: Anders Qvortrup Christensen, Finance, aqc@novozymes.com, tel.: +45 4442 8501*
*Editor: Eva Louise Petersen, Stakeholder Communications, elhp@novozymes.com, tel.: +45 4442 3338*



novozymes®


Novozymes A/S
Krogshøjvej 36
2880 Bagsværd
Denmark

Tel. +45 8824 9999
Fax +45 8824 9998
info@novozymes.com

For more information
or for international
office addresses
please see
www.novozymes.com




# Employees & Organisation

## Organisation and employee development

Competence development at Novozymes builds on the company's needs and each individual employee's wishes and development potential.

Key elements include:

- An annual review of the availability of competent personnel for key positions
- Organisational development plans to ensure that Novozymes' overall strategy is translated into development plans for individual functions
- Personal development plans to ensure that each employee meets his or her immediate superior at least once a year to plan and follow up on personal development goals.

In 2002 Novozymes also had special focus on people management, introducing Novozymes' leadership competences and setting up a new international management training programme.

## Knowledge sharing

Novozymes' organisation has a function-based structure, with much work being conducted as projects. The exchange of knowledge worldwide is facilitated by the LUNA electronic archive, and by electronic quality management and process descriptions. LUNA is structured for easy knowledge sharing, while an access restriction ensures that sensitive information is protected and only shared among relevant people. The chart below shows growth in employees' use of LUNA. Knowledge is also shared at a number of international conferences. ■

Number of unique users of LUNA, Novozymes' electronic archive



00
01
02




# Customers

## Customer needs

To be able to deliver a steady stream of new ideas and products, we have to know our customers' needs. Together with many of our largest customers, and ideally in strategic alliances, we constantly analyse how our technology can lead to new products and processes. We also work systematically on gathering knowledge about other customers' needs and making this knowledge broadly available throughout Novozymes.

The hub for this work is Novozymes' customer relationship management (CRM) system, which contains contact information, customer plans and visit reports. The system was improved in 2002. Virtually all employees in Sales & Marketing use the system regularly, and the introduction of the system in Research & Development has significantly boosted the number of registered users.

## Continuous improvement of products and services

Since its first ISO certification in 1996, Novozymes' capacity for sustained improvement in the quality of its products and services has been based primarily on extensive internal quality measurements of critical success factors and quarterly reports to the Executive Management. Since the introduction of eBusiness in 1999, a series of Internet-based services has moreover been offered to customers. These services include online trading, information, technical services and e-learning, which have all helped to improve the quality of communication with the customers.


Number of users of CRM system
Sales & Marketing
Research & Development
Others
100
01
02

*The Protein Design department, creating new enzymes in 3-dimensional computer models, was responsible for the majority of Novozymes' new patents in 2002.*



of the project. Our project management system, to which our development partners also have access, is being continuously improved in order to bring down the time taken to develop our products. The fastest developed product to date is Mannaway®, a detergent enzyme that took just 26 months from idea to delivery.

## Proactive patenting of results

We aim to protect our research and development activities at as early a stage as possible. Novozymes has built up a patent function where patent agents work closely with researchers. Through this work we have a substantial portfolio of patents that is constantly being adjusted in line with our needs and commercial development.

A patent family typically covers a number of individual patent applications and granted patents, all based on the same original application. The total number of patents granted or pending exceeds 4,200.

The portfolio is adjusted both by filing new patent applications and by cancelling applications and patents no longer believed to have, or be likely to gain, any commercial value. One consequence of this process is that the number of patent families can easily rise or fall from one year to the next.

The management of patent rights is important for Novozymes' business and we work actively to protect our rights and avoid infringing those of others. ►►

**Number of patent families**

| Year 2000 | Year 2001 | Year 2002 |
|---|---|---|
| 787 | 779 | 760 |

**Enzyme technology as leverage**

| Enzyme technology | | | Potential strategic applications beyond enzymes and microorganisms |
|---|---|---|---|
| Identify best enzyme to meet customer need | Microbial and genetic diversity | | Antimicrobial peptides |
| | Directed evolution and protein engineering | | Low-allergenic proteins |
| | Assay development and protein chemistry | | |
| | Screening and automation | | |
| Develop efficient production process | Expression (rDNA technology) | | Pharmaceutical proteins |
| | Upscaling | Microbial fermentation | Biopolymers, e.g. hyaluronic acid |
| | | Recovery | |
| | | Formulation | |



# Knowledge as a strategic resource

**For the first time, Novozymes publishes a combined report on its intellectual capital. In the past, elements of this reporting have been included in our Annual Report and the separate Environmental and Social Report, but in the future, intellectual capital will gain a more prominent role in the integrated report.**

Our intellectual capital is our ability to safeguard future earnings and create long-term value. It represents patents and insight into customer needs. Intellectual capital also comprises processes and mechanisms that support:

- The development of new products and the quality of existing products and services
- Our position in the market and entry barriers for new competitors
- Continuous improvements in the efficiency of operations, processes and production
- Expansion beyond the field of enzymes.

The following review focuses on a number of factors that have either had an impact on the work on intellectual capital in 2002 or are generally critical to Novozymes' continued success and future earnings. These factors are grouped according to their nature under:

- Processes & Technology
- Customers
- Employees & Organisation

## Processes & Technology

### Innovation is vital

All of Novozymes' products are based on innovation and advanced technology. In 2002 we invested an amount equivalent to 13% of turnover in research and development, corresponding to around 330 full-time employees with science degrees and around 350 employees with other training.

The result is a high number of new products – more than 30% of sales come from products launched during the last five years – and constant improvements in productivity. This focus on research and development also leads to the steady accumulation of new technologies, which are essential for Novozymes to retain its status as the world leader in enzymes and microorganisms and continue its expansion into biopolymers and pharmaceutical proteins.

### Effective project management

The length of time from initial idea to the launch of a new enzyme is a critical success factor. We need to be in a position to assess and reject projects without commercial promise at an early stage. This assessment is based in part on a present value analysis



Product launches
8
00
01
02




# Third bottom line – more than profits

**When we as a company seek to promote sustainable development, we also need to look at Novozymes' broader economic impact on society at large. In 2002 we took the first steps towards more systematically including the economic impact of our business in our reporting.**

The economic bottom line covers many different elements. The latest Global Reporting Initiative (GRI) guidelines for reporting on the Triple Bottom Line include a number of indicators that aim to paint a picture of companies' economic impact on the world around them. These indicators have served as our inspiration when reporting on the third bottom line.

Taking our point of departure in the company's traditional financial data, we look at who benefits from the value that we create as a company. Wages and salaries, and payments to the authorities such as taxes and duties are ranked equally with the return to our shareholders. For Novozymes these indicators are a valuable starting point, but we believe that our impact extends further than shown by the financial accounts alone. In 2003 we will continue to identify additional areas that show how we as a company can help to make a difference. These areas can be:

- Technology transfer to the developing world
- Co-operation with suppliers
- Setting wages and salaries
- Economic savings for industry and society made possible by our products.

## Limits to influence?

Like any company, Novozymes is part of the economic globalisation process. Our goal is to help develop solutions that contribute to sustainable development.

With around 3,700 employees in a number of countries, our influence on global developments is limited. According to the latest GRI guidelines, a company needs to make purchases in a country corresponding to more than 5% of that country's GDP before the company can be said to have a dominant influence on the value chain. Novozymes' total global purchasing comes to around DKK 2.6 billion, which is well below 5% of the GDP of the world's very smallest national economies. Nevertheless we believe that by developing responsible strategies we can set a good example and steer development in the right direction wherever we have activities.

## We can make a difference locally

For Novozymes it is an advantage if the local communities and macroeconomies of which we are a part grow and prosper. This helps to create growth and develop the manpower we need to make Novozymes grow and stay profitable. It is therefore a question of symbiosis.

Several of our sites are located in areas where our presence is vital for the local economy. Our site in Switzerland is in the village of Dittingen with around 720 inhabitants and around 65% of our 85 employees live in this area. We are therefore helping to sustain this small community.

Another local area where Novozymes plays a major role is Kalundborg in Denmark (approx. 19,700 inhabitants), where we have a site with 593 employees.

We also have an impact on the local business community and agriculture. Besides creating job opportunities in these areas Novozymes makes a contribution to the local economy. For example, at our site in Brazil we are working with local suppliers to develop raw materials that can replace imported goods for use in enzyme production. This has already helped to boost the earnings of local farmers and moreover reduced our costs significantly. ■

*Novozymes has around 3,700 employees worldwide and can contribute to the local economy of the communities where its activities are located. The picture shows Mick Køng Olsen and Torben Nielsen.*


Total revenue
Net turnover 5,642
Financial income 131
Other income 56
Value of goods and services purchased 2,592
Gross value added 3,237
Wages, pensions, etc., incl. taxes 1,627
Depreciation and amortisation charges 532
Interest to lenders 178
Dividend, incl. dividend tax 146
Corporation tax 253
Profit adjusted for the proposed dividend for the year 501



*An extensive measuring programme ensures that the dust level at the site in Tianjin, China, is under control. Here a filter in a measuring apparatus is being replaced.*

# and safety around the world

**One important step towards uniform occupational health and safety standards has been to integrate occupational health and safety initiatives into Novozymes' quality management system. This has led to all Novozymes sites worldwide sharpening their focus on the health, safety and welfare of the employees.**

In 2001 we decided to extend our quality management system to include occupational health and safety as an important new parameter. Once occupational health and safety standards had been defined, in 2002 we began to implement the system at all of our enzyme production sites in Denmark, China, the USA, Switzerland and Brazil. Audits on the basis of the new system will begin in 2003 and the rest of Novozymes' activities will be included in 2003-2004.

## Experience from China

Our site in Tianjin has worked intensively on implementing the new systems. The site has set up a new safety department which is responsible for occupational health and safety. The department has worked on making working processes safer by evaluating reports on near-misses where employees report on situations where things almost went wrong. This focus on occupational health and safety has made the site's safety standards comparable with those at other Novozymes sites. The site is a leader in occupational health and safety in its local area.

## Results and targets

Unfortunately, we did not reduce the number of occupational injuries in 2002 as planned. We have explored the possible reasons and are constantly stepping up our efforts and believe that our new global standards will improve our performance.

*To improve our measurements*, we plan to develop new indicators in 2003 such as data that shows how serious individual injuries are.

In 2002 we registered a total of eight new cases of enzyme allergy, of which seven in Denmark. Enzymes can cause allergies (e.g. asthma) just like other proteins in our environment. Therefore it is important to take precautionary measures to protect employees involved in producing and handling enzymes. The management take this work very seriously, and a number of initiatives have been taken, e.g. an ambitious action plan to reduce enzyme dust at production sites and laboratories. See also data for social responsibility on page 39 of Accounts and Data. □

## Health and safety prize to Novozymes in Brazil

Novozymes' site in Brazil beat off competition from the country's 200 largest companies to win a prestigious national occupational health and safety prize. There have been no injuries at the site for almost three years.



### Local goals for work-life balance

The eBusiness area in Bagsværd has set its sights on being forerunners in terms of work-life balance. All employees in the area have therefore attended a joint seminar where they worked on a healthy lifestyle and how to give up ingrained habits. "Life Balance" has also been made one of the department's focus areas for 2003, which entails, among other things, measuring and discussing the issue at regular intervals.

# and balance

**In 2002 Novozymes focused on the balance between employees' working lives and family lives, partly because it emerged that stress was a problem among employees.**

As a company we have chosen to view the interaction between working life and family life from a broad perspective, where striking the right balance needs to be seen in terms of both an employee's actual life situation and his or her lifelong development needs. Another important part of employee development is to ensure that each employee has the opportunity to grow professionally and thus retain his or her employability. The key to success is to organise this work in such a way that the employee has the opportunity to work on his or her own development. This is important in order to be able to attract and retain qualified employees

## Focus on leadership

In 2002 we developed new leadership competences to address this issue. These are seven sets of competences that the Executive Management has prioritised as important elements of our people management. They require managers throughout the organisation to work together with each employee to ensure that he or she maintains a good work-life balance throughout various life phases. International management courses will ensure that all managers in the organisation are trained in these leadership competences, which are also included in managers' own planning, evaluation and development interviews.

Furthermore we have developed a web-based toolbox which managers and employees can use when putting the work-life balance on the agenda.

To follow up on these initiatives, we will conduct a survey of the working climate in 2003 covering all employees worldwide, where leadership competences and the psychosocial working environment will be among the areas evaluated. □

### Leadership competences

The sixth of the seven sets of competences is as follows: **take care of people and encourage them to grow:**

- Prioritise humour, health and life quality at work, and be sensitive and flexible to the employees' individual needs
- Acknowledge the importance of a good work-life balance through all life phases
- Integrate learning into daily work and provide constructive feedback to your employees on a continuous basis
- Build up readiness for change and support employees in finding their own path to change.
- Ensure appropriate development and training in line with development plans.



**Minimum standards by which Novozymes' own sites and our suppliers are to be assessed:**

- Freedom of association
- Discrimination/equal opportunities
- Working hours
- Occupational health and safety
- Remuneration
- Disciplinary measures and harassment
- Child labour
- Forced labour



*At the Bagsværd leisure centre employees have the opportunity to take part in a number of sports activities.*

### Targets for social responsibility 2002

| Timeframe | Target | Status |
|---|---|---|
| 2002 | Launch of methods for evaluation of suppliers on human rights and labour standards | Achieved |
| 2002 | Ensure that there is no increase in the frequency of occupational injuries and wherever possible continue to achieve reductions | Not achieved |
| 2002-03 | Integrate health and safety efforts into existing quality management system | Progress made |
| 2002 | Develop practical measures to address work-life balance | Achieved |
| 2002 | Develop business strategies for equal opportunities in the workplace | Achieved |
| 2002 | Raise awareness throughout the organisation regarding the Social Responsibility Strategy – launch an intraweb portal | Achieved |

### Targets for social responsibility 2003

| Timeframe | Target |
|---|---|
| 2003 | Integrate global minimum standards for labour standards and human rights into Novozymes' quality management system |
| 2003 | Develop and integrate indicators for social responsibility into the Balanced Scorecard |
| 2003 | Ensure that the supplier evaluation programme on labour standards and human rights covers 35% of raw materials costs |
| 2003 | Publish an equal opportunities statement |
| 2003 | Carry out a statistical study of the ethnic composition of the workforce in Denmark |
| 2003 | Carry out a global working climate survey covering all employees |
| 2003 | Ensure that there is no increase in the frequency of occupational injuries and wherever possible continue to achieve reductions |
| 2003 | Integrate occupational health and safety efforts into Novozymes' existing quality management system |
| 2003 | Develop and launch additional indicators for occupational injuries |



# Can social responsibility be measured?

**Anchoring was a keyword for Novozymes' work on social responsibility in 2002. To ensure that our values are translated into actions, we have put social responsibility on the agenda at every level of the company.**

The next step is to launch a global management system for social responsibility. This will ensure that all large sites prepare annual strategies with targets based on local conditions and legislation, and include input from local stakeholders. The system will also include a set of global minimum standards that ensure a direct link to the issues on which we will be asking our suppliers to report.

## Hard data on soft values

It can be difficult to find data to describe how we as a company manage our social responsibility. This is a challenge we share with many other companies. However, we are learning from one another about both methods and concrete targets and are challenged to make improvements.

Differences in national legislation on the types of personal information that companies are allowed to keep on record set certain limits to the quantitative targets we can set. This applies, for example, to the proportion of employees who are members of trade unions or the ethnic composition of Novozymes' workforce worldwide. However, we plan to continue to develop new indicators, methods and initiatives that can keep our social responsibility high up on the agenda.

## Suppliers and human rights

We have achieved our target for 2002 of developing methods for the evaluation of our suppliers on human rights and labour standards. In the first quarter of 2003 purchasers from our largest sites will receive training in assessing individual suppliers on the basis of core labour standards. The target for 2003 is for selected suppliers together accounting for 35% of our raw materials costs to be covered by the programme. The criteria for selection will include suppliers' strategic importance and the amount we buy from them.

## Equal opportunities

Equal opportunities was another focus area in 2002. Our production sites in Denmark prepared a plan to ensure focus on equal opportunities in recruitment and retention procedures. Efforts in Brazil to take on more women in production continued, and the Franklinton site will soon be joining our Californian research unit as an affirmative action employer. We have also entered into partnerships with local authorities in Denmark on integrating ethnic minorities into the labour market.

In 2003 the individual sites will prepare a local strategy for equal opportunities and set targets in this area. In Denmark we will be mapping the ethnic composition of the workforce in conjunction with Statistics Denmark (anonymously) in the same way as in 2001 to assess the impact of our efforts. Read more about targets and achievement of targets on pages 36-37. ▣

have a number of benefits, both commercially and environmentally, such as lower consumption of energy and water.

When we use new technologies and launch new products, it is important not only that the new technologies are safe and approved by the authorities but also that we as a company are in a position to document how environmental, safety and ethical considerations are taken into account both in our research and development activities and in the products themselves. We are therefore continuously working to document that our environmental and bioethical policy is reflected in our research and development activities. Work on this documentation was one of our targets for 2002; we have achieved the target concerning the environment while the part concerning bioethics is expected to be achieved in 2003.

## The right to genetic resources

Another important focus area for Novozymes is biodiversity – the diverse animals, plants, microorganisms and ecosystems around the world. Novozymes is committed to complying with the UN Convention on Biological Diversity, which has three main objectives: the conservation of biodiversity, the sustainable use of its components and the fair and equitable sharing of benefits arising out of the commercial or other utilisation of genetic resources.

One concrete example of Novozymes' work in relation to the convention is the agreement entered into in September with BIOTEC, a sector research institute in Thailand, on the right to investigate a particular type of fungus. In return Novozymes will transfer technology and, if our exploration of Thai biodiversity results in a product, royalty payments to the Thai state for the natural resources to which we are granted access. ■

*Under a co-operation agreement between Novozymes and the Thai government Wipapat Kladwong collects biological material for Novozymes in return for access to our advanced technologies.*



# Responsible research and innovation

**Novozymes has an ambitious vision that entails developing new and improved products. This is only possible because our research is constantly in a position to push back the boundaries of what is technically possible. This makes demands in terms of documentation and responsibility.**

Novozymes' business is built on innovation and biotechnology, including gene technology. This means that we work in the crossfire between the immense promise, potential risks and general scepticism associated with gene technology. It is therefore important for us to strike the right balance and be open about our work.

## Well-known gene technologies

Novozymes uses gene technologies that are well known, tried-and-tested and accepted in the sense that we are subject to regulation and comply with a wide range of national and international standards.

Enzymes are produced by 'contained use' – a term used in legislation in the field. It means that the fermentation of the microorganisms used to produce our enzymes takes place in tanks where contact with the surrounding environment is limited.

## Important controls

We regularly test whether our preventive work is functioning as intended. For example, every three years we test soil samples gathered from around our largest production site, Kalundborg in Denmark. These tests aim to document that no genetically modified microorganisms survive in the soil around the site. The analyses we carried out in 2002, like those in 1999, found no genetically modified microorganisms from Novozymes in the soil samples. From 2003 these analyses will also take place at another of our large Danish production sites, Fuglebakken in Copenhagen.

## Technology and safety

One important tool for the production of useful new proteins is protein engineering – a technology whereby proteins such as enzymes are actively modified to customise them to specific needs in industry. One example is a detergent enzyme that makes it possible to wash clothes effectively at low temperatures. Protein engineering can





*In the tropics, tons of vegetable waste, e.g. pineapple leaves, are destroyed every year. In future Novozymes' technologies may be used to produce fuel ethanol from this waste.*

economic benefits for the developing world, while there would be a number of potential commercial benefits for Novozymes, such as experience of new types of research and development, and the possibility of making interesting contacts in biotechnology circles in developing countries.

Another example is Novozymes' research into converting biomass from e.g. wood chips and straw into biofuel. This project receives support from the US Department of Energy. ■

**Biomass**
Volumes of biomass from production reflect use of residual products (see also page 39 of Accounts and Data).


1,000 m³
1,200
1,000
800
600
400
200
0
00
01
02

**Wastewater**
Like biomass, wastewater comes from production, but is led to treatment plants and from there into the aquatic environment.


1,000 m³
2,500
2,000
1,500
1,000
500
0
00
01
02



# waste

**Waste is one of the world's major environmental problems. At Novozymes we are constantly striving to get better at reducing the amount of waste we generate, for example by recycling biomass from production. Our experience can also be used elsewhere, e.g. in the developing world.**

We draw a clear distinction between by-products and waste. The amount of waste from our production is rising and so we have set a new target in this area: we will evaluate options to reduce the amount of solid waste landfilled and relatively increase the proportion of waste recycled.

## From biomass to compost

For many years excess biomass from production has been used as an effective fertiliser on farms near our sites under the name of NovoGro®. This is just one of several potential uses, and a new idea is currently being explored at our site in Franklinton, USA. Farmland around the site in Franklinton is disappearing due to construction activity, and Novozymes is having to transport its biomass further. So we are now working on an idea for turning liquid biomass into a solid compost that can be used as a soil improver. The provisional results are promising. By mixing the biomass with wood chips, Novozymes is able to produce compost of very high quality. Since the wood chips can be supplied from a nearby furniture factory, the project has the potential to benefit several parties.

## From agro waste to animal feed

Ideas for recycling biomass are not only relevant for Novozymes. We believe that we have a duty to share our know-how, and in 2002 we submitted a project proposal to the EU entitled "Waste to Value".

The background is that in many developing countries there are large amounts of biomass from various plants such as pineapple that could be turned into valuable products instead of going to waste. Modern technology can be used to turn this biomass into animal feed, materials for microelectronics or a biofuel that can be used in cars. A project like this would have a range of environmental and



The treatment plant at the site in Kalundborg, Denmark, was expanded in 2002 in order to meet Novozymes' requirements of wastewater treatment.

## Targets for environment and bioethics 2002

| Timeframe | Target | Status |
|---|---|---|
| 2002 | Increase the eco-productivity index (EPI) for energy by 5 percentage points | Achieved |
| 2002 | Increase the eco-productivity index (EPI) for water by 5 percentage points | Achieved |
| 2002 | Document environmental considerations in the research and development process to ensure compliance with Novozymes' environmental and bioethical policy | Progress made |
| 2002 | Improve the methods for reporting transport emissions and use the results to reduce the environmental impact in co-operation with our transport suppliers | Progress made |
| 2002 | Implement ISO 14001 for environmental management systems at enzyme distribution centres in Denmark | Achieved |

## Targets for environment and bioethics 2003

| Timeframe | Target |
|---|---|
| 2003 | Increase the eco-productivity index (EPI) for energy by 5 percentage points |
| 2003 | Increase the eco-productivity index (EPI) for water by 5 percentage points |
| 2003 | Document environmental considerations in the research and development process to ensure compliance with Novozymes' environmental and bioethical policy |
| 2003 | Substitute antibiotic resistance markers for new production strains |
| 2003 | Investigate a number of *in vitro* assays (tests that do not involve animals) with a view to being able to choose and recommend to the authorities the replacement of *in vivo* irritation models (tests on animals) for the registration of enzyme products. The results will be published |
| 2003 | Make key elements of our technology platform available to others as an element of knowledge sharing |
| 2003 | Implement energy management at the remaining sites in the existing quality and environmental management system |
| 2003 | Implement new methods for reporting transport emissions and use the results to reduce the environmental impact in co-operation with our transport suppliers |
| 2003 | Document that bioethical considerations are an integrated part of research and development product portfolio decisions |
| 2003 | Explore and implement new approaches to stakeholder engagement |
| 2003-04 | Develop a lifecycle management tool for new enzyme products |
| 2003-04 | Evaluate options to relatively increase recycling compared to disposal of solid waste |



# and results

**The environment and bioethics have been part of Novozymes' policies, strategies and management tools for many years. Targets help to ensure the necessary balance between business growth and sustainable development.**

The targets are formulated on the basis of our three-pronged strategy for the environment and bioethics, which entails:

- **Consolidation** – with focus on the environment, bioethics and animal testing
- **Identification/troubleshooting** – with focus on documenting environmental and bioethical aspects of product use, genetically modified organisms, global standards and acquisitions
- **Seizing new opportunities** – with focus on stakeholders, know-how and product development.

The targets set out in the overview aim at: greater production efficiency; better and broader environmental management; better documentation of compliance with Novozymes' environmental and bioethical policy; and closer links to suppliers in the environmental field.

Novozymes' ISO 14001 environmental management system is the framework for all environmental management at Novozymes. The local environmental targets of the individual sites are based on the ISO system.

## Achievements in 2002

In many respects Novozymes achieved most of the targets set for the environment and bioethics in 2002. However, as the overview shows, some targets were not completely achieved. The work of documenting that our compliance with our policies for the environment and bioethics is reflected in our research and development activities is not yet fully in place. In the first half of 2003 a new tool to keep us focused on this target will be implemented.

In the transport field, progress has been made to achieve the target set last year in terms of developing measurement methods and also reducing our environmental impact. However, it has proved very difficult to distribute and apply uniform guidelines in every case.

See also page 39 of Accounts and Data. ■



# Success for new baking enzyme





In August we entered into a strategic alliance with Chr. Hansen on new market-expanding products for the dairy industry. Read more about the alliance on page 20.

**Feed enzymes**

- Novozymes' market share: approx. 40%
- Market growth 2002: approx. 25%
- Anticipated long-term annual sales growth: 10-20%

Sales of feed enzymes continued to grow fast in 2002, climbing by 27%. This growth was due primarily to the phytase enzyme making its breakthrough outside Europe, especially in North and South America and Japan, where phytase is increasingly being accepted as a competitive alternative to non-organic phosphates. Sales of other feed enzymes also climbed during the year. The successful strategic alliance with Roche Vitamins was further consolidated during the year and contributed to the strong sales growth.

In September 2002 DSM and Roche announced that DSM will acquire Roche Vitamins, Novozymes' current business partner. Novozymes expects to continue this collaboration.

## Microorganisms for industrial use

- Novozymes' market share: approx. 50%
- Annual market growth: approx. 10%
- Anticipated long-term annual sales growth: over 10%

Sales of microorganisms from Novozymes Biologicals grew by 193% in 2002, including new acquisitions in this business segment. The integration of the newly acquired activities in George A. Jeffreys and Interbio into Novozymes Biologicals is running to schedule. Read more about these acquisitions on page 18.

The growth in sales came primarily from the two largest markets: industrial and household cleaning and wastewater treatment. The launch of Green Releaf® grass care products was delayed due to the reorganisation of distribution but is now under way. 2002 also brought the creation of a sales team in Asia Pacific. ■

**Sales of microorganisms**


DKK million
250
200
150
100
50
0
01
02



**Food enzymes**

- Novozymes' market share: approx. 35%
- Annual market growth, food ingredients: 2-4%
- Anticipated long-term annual sales growth: 10-15%

Food enzymes include products for the following industries:

- Baking
- Beverage (brewing, potable alcohol, fruit juice and wine industries)
- Oils and fats
- Other food industries, such as the dairy industry

Sales of food enzymes grew by 7% in 2002. In local currency terms sales growth was within the long-term target range of 10-15%.

The baking industry was the main driver behind the growth in sales of food enzymes. Sales of well-known products like Novamyl® remained strong, as did sales of new products, especially Lipopan® F, which was launched in 2001. Read more about Lipopan F on page 26.

Sales of enzymes to the brewing and alcohol industries were satisfactory while sales to the juice and wine industries were down on 2001, due primarily to a poor harvest and lower juice production in Europe and the USA.

The oils and fats industry is showing increasing interest in using enzymes to purify cooking oils, making them healthier. Interest in producing foods like healthier margarine using enzymes continued to grow in 2002.

Three new enzyme products for the food industry were launched in 2002: Lecitase® Ultra for the oils and fats industry, Pectinex® variants for the fruit juice industry and a new granulate for the baking industry.

**Sales of food enzymes**


DKK million
1,500
1,200
900
600
300
0
98
99
00
01
02

**Sales of feed enzymes**


DKK million
600
500
400
300
200
100
0
98
99
00
01
02



Sales to the fuel ethanol industry are expected to grow further in the years ahead because production capacity in the industry is constantly being increased, especially in the USA. Sales to the starch industry fell due to strong competition, consolidation in the industry and surplus production of sweeteners in the USA. These factors are expected to impact on sales growth in future years too.

Two new technical enzyme products were launched in 2002: a special version of Novozym® for preparing paper for recycling and Finizym® W for use in the starch industry.

Sales of proteins from Novozymes Biopharma to the pharmaceutical industry were in line with expectations when the business was acquired in June 2002. These sales account for less than 1% of the year's total sales of enzymes and microorganisms. ▶▶

**Distribution of sales in %**


Microorganisms 4%
Feed enzymes 10%
Detergent enzymes 36%
Food enzymes 26%
Other technical enzymes, etc. 24%

**Sales of technical enzymes, etc.**


Detergent enzymes
Other technical enzymes, etc.
Total
DKK million
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
98
99
00
01
02



# markets

**This year's report divides Novozymes' business into two segments: enzymes and microorganisms for industrial use.**

**Enzymes for industrial use**

- Technical enzymes, etc. – including detergent enzymes and other technical enzymes, as well as pharmaceutical proteins from Novozymes Biopharma
- Food enzymes
- Feed enzymes

**Microorganisms for industrial use**

- Microorganisms for wastewater treatment, drain maintenance, cleaning products, etc.

Novozymes' sales grew by 7% from DKK 5,271 million to DKK 5,642 million in 2002. Less favourable exchange rates reduced sales by 4%. Sales in local currency terms therefore increased by 11%, with the second half of the year bringing the fastest growth since Novozymes was floated in November 2000. We introduced eight new enzyme products in 2002: five technical enzymes and three food enzymes. Two of the new products stem from the special focus areas launched as part of the new strategy from August 2001.

## Enzymes for industrial use

**Technical enzymes, etc.**

- Novozymes' market share: approx. 50%
- Annual market growth: less than 5%
- Anticipated long-term annual sales growth: approx. 5%

Technical enzymes etc. include products for:

- The detergent industry
- The starch, textile, fuel ethanol, pharmaceutical, leather and forestry industries, and other smaller technical industries
- Proteins for the pharmaceutical industry from Novozymes Biopharma

Sales of technical enzymes, etc. grew by 1% in 2002, with sales of detergent enzymes falling by 4% and sales of other technical enzymes, etc. rising by 9%.

The drop in sales of detergent enzymes was unexpected and due primarily to large customers cutting back on raw materials costs. Large customers' focus on cutting costs rather than launching new products is expected to impact on sales in 2003 too. Sales to small detergent manufacturers grew satisfactorily in 2002, but only account for a small proportion of sales.

Three new or improved detergent enzymes were launched during the year: Lipex®, Savinase® Ultra and Termamyl® Ultra 300 L. More new products will follow in 2003 to further stabilise sales and, it is hoped, turn them around.

The 9% growth in sales of other technical enzymes, etc. was due primarily to favourable growth in the following areas: textiles, fuel ethanol, leather and forestry. The strongest absolute growth was seen in textiles, with sales of enzymes for the treatment of denim increasing now that faded denim is back in fashion. Growth is expected to continue at a reduced rate once fashion-related sales drop off.



*Neighbours touring the site at Fuglebakken in Copenhagen.*

## Regular meetings with neighbours

Neighbours to Novozymes' sites are an important stakeholder group. Regular meetings with neighbours are held at many of our sites. The topics covered typically include noise, odours, what Novozymes actually does and what enzymes are used for in everyday life.

In 2002 a meeting was held at the Fuglebakken site in Copenhagen and was attended by more than 70 people from the local area. Questions included: "Do you do animal testing?", "Where do enzymes actually come from?", "Are your enzymes used in meat?", "Why doesn't the factory smell more?" and "What training do you need to work at Novozymes?" The meeting was arranged jointly by Novozymes and a local grassroots environmental organisation.

The site in Kalundborg held a total of four meetings with its neighbours in 2002 in conjunction with residents' associations. The theme was how filters can further reduce odours in the area around the site. Novozymes believes that it is a good idea to involve neighbours in the continuous improvement process as a means of finding the best solutions.

The site in Brazil also held meetings with its neighbours in 2002. Here the main theme was co-operation with local farmers who use Novozymes' biomass as fertiliser.

### Important networks

A number of organisations and networks have been set up in recent years on the basis of concepts such as corporate social responsibility and sustainable development. Novozymes is involved in a number of these organisations and networks globally, regionally and locally. We take part in this work in order to seek inspiration for the further development of our work on sustainable development, and also to signal to the outside world our commitment to sustainable development. ■

### Organisations and networks

| | |
|---|---|
| CSR Europe | www.csreurope.org |
| World Business Council for Sustainable Development | www.wbcsd.org |
| AccountAbility | www.accountability.org.uk |
| Nordic Partnership | www.nordicpartnership.org |
| The United Nations Global Compact | www.unglobalcompact.org |
| Amnesty Business Club, Denmark | www.amnesty.dk/business |



# and partnerships

**Collaborations, alliances and dialogue with our stakeholders all help the business to grow – not only when it comes to developing new products, sales and marketing but also in our relations with society in general.**

Dialogue and partnerships with stakeholders come in many different forms, and the most important stakeholders can change as we move into new business areas and new issues come onto the political agenda or into the public debate. However, in Novozymes' case they will typically involve relations with current and prospective research and business partners, customers, investors, authorities, employees, neighbours and NGOs. Typical activities associated with these partnerships include:

- Alliances with other companies and research bodies to gain access to new markets, increased sales or new products
- Development of new enzymes in close collaboration with customers
- Formal alliances with local authorities and trade unions on environmental or social issues
- Partnerships and roundtables with NGOs, neighbours and the authorities on topics like gene technology and environmental issues
- The new integrated financial, environmental and social report, on which we would also like feedback on concept and content from our stakeholders.

## Alliance opens door to dairy market

In 2002 Novozymes and Chr. Hansen formed a strategic alliance whereby the two companies will work closely to develop and market new products for the dairy sector.

The basis for the alliance is the synergies that arise when the two companies pool their respective strengths and each contribute unique expertise: Novozymes' innovation and efficient production of enzymes, combined with Chr. Hansen's leading position in the application and marketing of ingredients in modern dairy production.

One of the products that the alliance has in the pipeline is the enzyme phospholipase, which may result in more efficient cheese production. Novozymes holds a number of patents in this area, while Chr. Hansen has know-how and a global sales network. The alliance expects to launch its first product in a few years' time.

### Familiar concept

The alliance with Chr. Hansen builds on the same principles and terms as the feed enzymes alliance that Novozymes entered into with Roche Vitamins in 2000. This alliance has been a success and is an important factor behind the substantial growth in sales of feed enzymes achieved by Novozymes in recent years.

these four companies we considered not only the financial and legal aspects but also, for example, the environmental impact of their products, activities and production plants. Various human resources issues were also assessed.

## Integration well under way

*The actual integration of the new companies and plans for* how they are to be integrated into Novozymes form an important part of our acquisition strategy. Once the due diligence phase is completed, there is a "100-day plan" for key aspects of the transition phase, such as accounts, synergies with other parts of Novozymes and internal communication.

We prepare long-term plans for tapping synergies between current and new research projects, standardising production processes, rationalising product ranges and training each other's sales personnel. The new companies are integrated as quickly as possible into Novozymes and it is ensured that the companies integrate Novozymes' fundamental policies and standards in their own systems.

After the acquisition of the three companies that now make up Novozymes Biologicals, we put emphasis on getting the three to work together. In the summer of 2002 a team of independent facilitators assessed two of them according to Novozymes' values and commitments. Their report contained a number of recommendations that were followed up with new visits in November. A more detailed review of the entire Biologicals unit is planned for 2003. These facilitators are Novo A/S employees who among other things have the role of assessing how the companies are living up to Novozymes' vision and values.

## The new Novozymes companies

**Sybron Biochemicals – acquired in July 2001**

Sybron Biochemicals – now Novozymes Biologicals – was acquired due to its potential synergies with Novozymes. The company is based in Salem, Virginia, USA, and develops, manufactures and sells naturally occurring microorganisms which are used, e.g., in the maintenance of drains and septic tanks and at industrial biological treatment plants. Novozymes' extensive database of microorganisms gives Biologicals an opportunity to offer new and more effective microorganisms.

**George A. Jeffreys – acquired in June 2002**

George A. Jeffreys is also based in Salem, Virginia and is now part of Novozymes Biologicals. The company develops, manufactures and sells naturally occurring microorganisms and enzymes. Its core areas are the maintenance of septic tanks, and microorganisms and enzymes for animal feed. The acquisition has extended Novozymes Biologicals' product range and opened up a number of potential synergies.

**InterBio – acquired in July 2002**

InterBio was based in Houston, Texas, USA, with subsidiaries in Ireland and the UK, and is now part of Novozymes Biologicals. The company develops, manufactures and sells products based on naturally occurring microorganisms. Its core areas are microorganisms for the treatment of industrial, private household, municipal and agricultural wastewater, and institutional cleaning products.

**BioGaia Fermentation – acquired in June 2002**

BioGaia Fermentation, now Novozymes Biopharma, is based in Lund, Sweden and is a contract manufacturer for the pharmaceutical industry. The acquisition has also given Novozymes a European cGMP-certified production facility, an established customer base in the pharmaceutical industry, a highly skilled workforce and a shortcut into the pharmaceutical market ■



Novozymes' Green Releaf® products strengthen the root network and growth of e.g. grass.

# Growth creates new challenges

**One of the means to achieve our long-term goal of faster growth is to undertake acquisitions which quickly and cost-effectively can give Novozymes a head start in strategic business areas.**

When Novozymes scans the market for acquisition candidates, we are primarily looking for companies that:

- are a good strategic match in terms of Novozymes' goals
- fit Novozymes' technology base
- match, or will be able to match, Novozymes' profitability levels and boost the group's annual growth by 1-2 percentage points
- have a size that makes them easy to integrate into Novozymes. This has been particularly important for the first few acquisitions as we build up experience.

## Values are vital

The companies we buy must be able to integrate into our operations and business model, and it is important that they can meet documented economic, environmental and social commitments. We do not require an acquisition candidate to have an existing commitment to sustainable development, but we do consider whether it will be possible to integrate the company's activities into our business activities and values within the foreseeable future.

## Synergies between social and economic factors

When Novozymes acquires companies and activities a variety of factors are assessed.

The value of an acquisition candidate is based on three factors:

- The value of its physical facilities
- Its goodwill from ongoing contracts, etc.
- Its know-how: intellectual property rights such as patents, and its employees, brands and processes.

The last of these factors is particularly important since the chances of a successful acquisition are higher if human resources issues are an important consideration. In other words, the value of the investment is best preserved if key personnel are loyal to the company both before and after the change of ownership.

## Acquisitions behind new business

Novozymes acquired several companies and activities in 2001 and 2002. Three of the companies, all based in the USA, make up our new business segment Novozymes Biologicals, which supplies biological solutions in the form of industrial microorganisms. Within less than a year, these acquisitions have given Novozymes a substantial slice of this market. The fourth, Novozymes Biopharma (formerly BioGaia Fermentation), has provided Novozymes with a shortcut into one of our selected strategic focus areas in the pharmaceutical industry.

## Detailed review

Prior to these acquisitions we carried out a detailed review, known as due diligence. These reviews covered financial, legal, environmental and social issues. Thus, when acquiring



In 2002 we chose to go one step further and develop a system for measuring, qualifying and documenting our work. In this evaluation the Board and Management assess themselves, each other and their co-operation. Our initial experience of this process has been good. Concrete actions to improve our work are defined, and the implementation of these actions is subsequently verified and documented.

## Openness

Corporate governance is also about openness and transparency since it provides our stakeholders with relevant and valuable insights for their assessment of the business. To this end an overview of the management and control systems is made available to all interested parties on the Internet. □

## Evaluation

The results of the evaluation of co-operation between the Board and Management in 2002 showed a need for:

- sharper focus on relevant risk factors, non-conformances and news
- more stringent time management combined with greater 'discipline' on the part of those attending and giving presentations
- more topics to be considered at Board meetings to give the Board a deeper understanding of the individual business and function areas
- better background material to be sent to the Board on, for example, market developments, competitors and equity analysts' recommendations
- a more even balance in terms of time spent on the Board's main areas of responsibility:

| Area of responsibility | Time invested in 2002 |
|---|---|
| Organisation and management of the business | 16% |
| Operational and financial reporting | 29% |
| Strategies, including sustainable development | 33% |
| Other, including acquisitions and risk management | 22% |

## Remuneration of Board and Management

The members of Novozymes' Management may receive, in addition to their salary, an annual cash bonus equivalent to three months' salary if they achieve all of their individual targets. In addition, if Novozymes meets its overall financial targets they may receive an annual bonus in the form of share options worth the equivalent of up to two months' salary at the time of allocation. These share options are valued using the dividend-correcting version of the Black and Scholes model. The members of the Board receive fixed annual emoluments. More information on remuneration can be found in note 3 to the consolidated accounts.

> "For us, the right direction is when we live up to expectations of profitable growth and our non-financial promises become an integral part of our business.
>
> Henrik Gürtler,
> Chairman of the Board of Directors

# Corporate governance

**Corporate governance is, not least, about saying what you want to do, keeping your promises and documenting that you do so.**

## Systems to protect against surprises

One key factor for the successful implementation of Novozymes' new strategy is our internal management systems. Corporate governance is identifying the right strategy for the company and then putting it into practice. To keep our promises and to seek to protect our stakeholders from surprises, we have three ways for the Board of Directors to steer the company in the right direction.

Risk factors are mapped both internally and externally and the Board has defined a base of parameters by which progress is measured. We follow up on whether Novozymes has the right competences in the appropriate parts of the organisation; whether everyone is living up to our stated values and policies on responsibility and ethics in our way of doing business; and the degree to which both local units and global activities are complying with Novozymes' stated financial, environmental and social targets.

Together with the Executive Management's strategy papers and operational reports, these measurements paint a picture of where the business stands today and, not least, where it is headed. As long as the results of these measurements give a green light, everything is as it should be. If they turn to yellow, we need to be on our guard; and if they turn red, this could be a sign that Novozymes is following the wrong strategy, has a management problem or is using the tools in a wrong way.

## First evaluation of interaction between Board of Directors and Executive Management

In 2002 we introduced a new method to evaluate the effectiveness of co-operation between Novozymes' Board of Directors and Executive Management. A Board of Directors is e.g. required to ensure that the company has the best possible day-to-day management and the right organisation; to oversee the company's financial performance and the Executive Management's day-to-day management of the company; and to take part in the overall management of and formulation of strategies for the company. To meet these requirements the Board of Directors has structured the frequency and content of its meetings as presented on Novozymes' website.

### Management tools

The Board measures whether Novozymes has the best possible management and whether the business is appropriately organised.

- **Organisational audit –** To what degree do staffing and organisation overall and for all units correspond to current and future demands on the business?
- **Facilitations –** To what degree do the units live up to the stated values, management principles and basic rules for doing business at Novozymes?
- **Reporting on the Triple Bottom Line –** To what degree do the individual units locally and Novozymes globally comply with their stated economic, social and environmental targets?





*Novozymes studies soil samples gathered in different parts of the world in its quest for enzymes and microorganisms.*

especially the US dollar (USD), Japanese yen (JPY) and Brazilian real (BRL), the outlook for 2003 can be summarised as follows:

In overall terms growth in net profit after tax of 7-8% is expected, notwithstanding the unfavourable currency situation. This outlook is based on the following:

- Growth in net turnover of around 4%, while growth in local currency terms is expected to be approx. 9%. Lower exchange rates are thereby expected to reduce sales growth by more than 5 percentage points. The contribution to sales growth from the full-year effect of acquisitions is expected to be slightly more than 1 percentage point.
- Five-seven new enzyme products are expected to be launched in 2003.
- Growth in operating profit of 3-5%. The operating profit is expected to be affected significantly by lower exchange rates, since Novozymes has relatively more costs than revenue denominated in Danish kroner. All other things being equal, the sensitivity of the operating profit to fluctuations in exchange rates is expected to be respectively DKK 20-35 million for USD and DKK 5-15 million for JPY on a change in exchange rates by 5%.
- An operating profit margin at the level of 17%.
- Net financial costs of DKK 5-25 million. Net financials are expected to be affected positively by hedging gains on foreign exchange. The majority of net cash flows in USD and JPY are hedged for 2003.
- An effective tax rate of 28%.
- Investments in tangible fixed assets before acquisitions are expected to be at the level of the depreciation and amortisation charges for the year. This will be the fourth successive year that investments are held below or at the level of depreciation and amortisation charges. It is also expected that the overall investment framework in 2003-2005, excluding acquisitions, will be at the level of the total depreciation and amortisation charges for the same period. The background is expectations of large continuous productivity improvements.
- Free cash flow, likewise before acquisitions, is expected to be at the level of DKK 750-850 million.
- Return on invested capital after tax is expected to increase further from 13.1% in 2002.

In 2003 further progress is expected to be made with Novozymes' new strategy from 2001. The plans e.g. include the acquisition of activities and companies as an active means to support the strategy within microorganisms, biopolymers and pharma proteins. Despite acquisitions and ongoing investments in the existing business, positive free cash flow is expected. Should there be no suitable acquisition candidates in the longer term, the surplus liquidity will be used to adjust the capital structure.

Novozymes' long-term financial targets are unchanged:

- Annual growth in operating profit of at least 10%
- Operating profit margin of around 17%
- Annual return on average invested capital after tax of at least 15%.

Financial discussion on page 6 of Accounts and Data presents a more detailed discussion of these long-term financial targets. □



**Biopolymers and pharmaceutical proteins**
In May Novozymes entered into a licensing agreement with US company Hyalose on the development and production of the biopolymer hyaluronic acid, which will be launched in 2004, initially for technical applications such as cosmetics. Biopolymers may be a target for future acquisitions.

The acquisition of BioGaia Fermentation, now Novozymes Biopharma, announced in June has given Novozymes access to valuable expertise and a certified production facility for pharmaceutical proteins. The business is expected to pay its own way until Novozymes has developed own product candidates.

## Pending litigation

The Genencor injunction case referred to in the 2001 Annual Report concerning Novozymes' alleged infringement of patents on cellulase enzymes for detergents was settled in July 2002. The out-of-court settlement also affects other products of the two companies.

The Danisco arbitration case also referred to in the 2001 Annual Report has yet to be resolved. Danisco is claiming that Novozymes has unlawfully appropriated certain lipase-related inventions. Novozymes still believes that we have a strong case. As things stand, an arbitration ruling can be expected in late 2003 or early 2004.

## Events occurring after the close of the financial year

As of January 31, 2003 Novozymes has acquired the activities of Semco Bioscience, Wisconsin, USA. The acquisition took place in order to further develop Novozymes Biologicals' position in the market for industrial microorganisms. Semco is a small company with products for cleaning and wastewater treatment, and will contribute turnover to Novozymes of approx. DKK 30 million in 2003. The acquisition will also contribute positively to 2003 operating profit.

On February 5, 2003 the Board of Directors authorised the Executive Management to undertake further share buy-backs of up to DKK 400 million. This is the fourth time that Novozymes buys back its own shares since it was listed in November 2000.

## Outlook for 2003

During 2002 the key sales currencies depreciated against DKK, and continued to fall at the beginning of 2003. Since 97% of Novozymes' sales take place in international markets, the falling exchange rates will significantly affect the financial results in 2003.

| (DKK) | **USD** | **JPY** | **BRL** |
|---|---|---|---|
| Average exchange rate for 2002 | 789 | 6.30 | 275 |
| Spot rate February 4, 2003 | 687 | 5.72 | 195 |
| Development | (13%) | (9%) | (29%) |

Lower exchange rates reduce the growth in net turnover and in the operating profit, while the net financial items are affected positively, depending on the foreign exchange cover that has been taken. Assuming that the exchange rates remain at the current levels for the rest of the year,



*Novozymes' headquarters in Bagsværd north of Copenhagen.*

tunities and managing risks deriving from economic, environmental and social factors.

Novozymes made total payments to shareholders of DKK 331 million during the year, breaking down into dividends of DKK 146 million for the 2001 financial year and a third share buy-back programme worth DKK 185 million. In total shareholders were paid 51% of the year's net profit and 58% of free cash flow.

At the annual meeting of shareholders on March 19, 2003 the Board of Directors will recommend the payment of a dividend of DKK 2.25 per share for the 2002 financial year, equivalent to 25.6% of the year's earnings per share – a dividend increase of 12.5% on the previous year.

## Business highlights

### Enzymes for industrial use

Novozymes launched eight new products for various industries. Two of these new products were the result of the venture into new growth areas launched in 2001.

In February 2002 Novozymes reached the first milestone in its contract with the US Department of Energy for the development of more effective enzymes for the production of fuel ethanol from biomass.

In August 2002 Novozymes entered into a strategic alliance with Chr. Hansen on new enzymes for the dairy industry. The agreement is an extension of Novozymes' special focus on market-expanding enzyme applications. Alliances in general are set to have major strategic importance for Novozymes.

### Microorganisms for industrial use

To strengthen Novozymes Biologicals, Novozymes acquired the activities of George A. Jeffreys and InterBio in respectively June and July 2002. The integration of these activities is on schedule and microorganisms are now an independent business segment that is bringing Novozymes higher organic growth. ▷▷



# Board of Directors

**The growth in sales continued in 2002, while the new activities outside the enzyme field took firmer shape.**

## Financial results

In 2002 Novozymes achieved an even better balance in its business since a larger share of sales came from areas and segments with high growth rates, such as feed enzymes and industrial microorganisms, while detergent enzymes accounted for steadily less. As a result, the second half of 2002 saw Novozymes achieving the highest organic growth in sales of enzymes since it was listed in 2000.

Turnover grew by 7% to DKK 5,642 million while growth in local currency terms was 11%. Lower exchange rates therefore reduced sales growth by 4 percentage points. Exchange rates also impacted negatively on operating profit, which nonetheless climbed by 5% to DKK 947 million. The operating profit margin was 16.8%. Despite the exchange rate situation, net profit rose by 7% to DKK 644 million, which was at the top end of expectations at the beginning of the year.

The return on invested capital increased to 13.1%, compared with 12.0% in 2001.

Free cash flow came to DKK 847 million before and DKK 575 million after acquisitions, equivalent to 15 and 10% of turnover respectively.

## Shareholder value

Novozymes' B share ended the year at DKK 148, having fallen 12% over the year. The general downturn in the stock markets and falling exchange rates left their mark on the share price. However, the Novozymes share fared significantly better than the stock market as a whole: for example, the Copenhagen Stock Exchange's KFX blue-chip index fell by 26% in 2002.

In September 2002 Novozymes was ranked by Dow Jones Sustainability Indexes as the most sustainable listed healthcare/biotechnology company both in Europe and worldwide. This position underlines Novozymes' ability to generate long-term shareholder value by seizing oppor-

# Strategy and sustainable development in practice

**For Novozymes it is crucial that sustainable development and business go hand in hand. Our commitment to sustainable business operations is deeply integrated into our vision and is also becoming an increasingly important part of our management systems.**

It is essential that the systems we use to follow up on our commercial targets can also be used to check whether we are meeting our commitment to conduct business in a socially and environmentally responsible way.

### Sustainability strategy

Novozymes' Executive Management uses the Balanced Scorecard – also called the Novozymes Strategy Map – to monitor how the company is performing financially and commercially. In 2003 this will be extended to include targets and indicators based directly on Novozymes' strategies for social responsibility and environment & bioethics. Our strategies in these areas are formulated by Novozymes' Board and Executive Management together with the committees on social responsibility and environment & bioethics.

By focusing on integrating the environment & bioethics and social responsibility in the strategy, we will ensure that in future these areas are followed up on whenever we assess our commercial performance.

One example of how we make sure that the principles and targets from these committees are adhered to in practice is that environmental processes and targets form an integral part of the company's management systems, including its quality and environmental management system (QMS). We began to integrate occupational health and safety into QMS in 2002 and will include social responsibility in the system in 2003. ■

> **"Our goal is to continue to turn biological processes into commercial successes and thereby achieve synergies between industrial efficiency and sustainable development."**
>
> **Steen Riisgaard, President and CEO**



# Well on the way

**In 2001 Novozymes decided to launch a number of strategic initiatives outside the enzyme field and in 2002 this strategy began to take real shape. These new initiatives in the fields of industrial microorganisms, biopolymers and pharmaceutical proteins have taken us well on the way to achieving our business goals.**

As the world leader in enzymes we have built a sound platform of technology and other skills in the biotechnology field. This platform is the basis for all of our strategic initiatives. The company now has three focus areas:

## Strategic focus areas

### Enzymes for industrial use

We aim to expand the market for enzymes through dedicated research and development and a focus on various new areas where enzymes can be used. We have set up a number of teams to look at potential new applications. This work brought concrete results in 2002: two new products for the forestry and oils & fats industries, and new activities in the dairy industry, the latter in conjunction with Chr. Hansen A/S. Read more about the strategic alliance with Chr. Hansen on page 20.

### Microorganisms for industrial use

In 2002 we created a separate business segment called Industrial Microorganisms offering biological solutions in areas such as wastewater treatment and cleaning. The acquisition of the activities that are now Novozymes Biologicals in 2001 was followed in 2002 by the acquisition of the activities of George A. Jeffreys and Interbio. Read more about these companies on page 18.

### Biopolymers and pharmaceutical proteins

We are focusing on the following areas:

- Biopolymers, e.g hyaluronic acid, used in e.g. moisturising creams, the treatment of arthritis and lengthy surgical procedures. We have signed a licensing agreement with the US-based company Hyalose LLC on the development of these products and expect production for technical applications such as cosmetics to commence in 2004.
- Contract production: Novozymes' technologies and know-how are planned to offer production methods that are faster and higher-yielding than other methods. The acquisition of the activities in BioGaia Fermentation means that contract production has started.
- Antimicrobial peptides: Novozymes is working on finding and developing peptides (small proteins) that can be used in the medical treatment of infections. These are new products for new applications. Work in this area typically takes place via partnerships and alliances. ■





# Our vision

**In 2002 Novozymes' employees and management worked together to formulate a vision for the company. This vision guides us towards our goals, and shows us the way to conduct our business. The vision has its origins in the company's core values.**

## Our vision

"We imagine a future where our biological solutions create the necessary balance between better business, a cleaner environment and better lives."

The vision leads to the following important business goals:

- We will drive a significant expansion of the market for industrial biotechnology, based on enzymes and micro-organisms
- We will find new and improved solutions to serve the market for biopharmaceuticals
- We will achieve double-digit growth with a leadership position in all markets served

Other goals include being an attractive employer and business partner and inspiring society to choose biological solutions.

## Our commitments

Novozymes will maintain an open dialogue with its stakeholders and report on its performance and achievements in all areas.

- We support the ICC Business Charter for Sustainable Development
- We support the UN Convention on Biological Diversity
- We support the UN Universal Declaration of Human Rights
- We subscribe to the UN Global Compact

### Financial responsibility

We will work to continuously improve our financial performance by setting objectives for growth and value creation, and deliver competitive performance.

### Environmental responsibility

We will work to continuously improve our environmental performance by setting objectives and integrating environmental and bioethical considerations into our daily business.

### Social responsibility

We will work to continuously improve our social performance by setting objectives and integrating social, human rights and occupational health and safety considerations into our daily business. ■





# Biological solutions for industrial use

**Novozymes is a company which is biotech-based and the world's leading producer of enzymes and microorganisms for industrial use. We have also begun to apply our technologies and competences outside these areas.**

Novozymes' enzymes and microorganisms offer a range of biological solutions to industrial problems. Our goal is to turn biological processes into commercial successes and thereby achieve synergies between industrial efficiency and sustainable development.

## Nature's technology

Enzymes for industrial use, which account for by far the largest share of our business, are used in e.g. detergents and animal feed, in the production of bread, wine and fruit juice, and also in the treatment of textiles and leather. Enzymes often replace traditional chemicals or additives and help to save water and energy in a variety of production processes. Enzymes are found in all living organisms – plants, animals and human beings.

Novozymes' other business area – microorganisms for industrial use – offers biological solutions in areas such as wastewater treatment and cleaning. Our products are based on naturally occurring microorganisms that offer biological alternatives to a variety of chemicals.

Other strategic initiatives in the pipeline are:

- Biopolymers, e.g. hyaluronic acid, which is used in moisturising creams, the treatment of arthritis and lengthy surgical procedures.
- Pharmaceutical proteins, where we aim to develop new production methods and products, e.g. antimicrobial peptides.

Read more about these strategic initiatives on page 10.

In 2002 and 2001 Novozymes made a number of acquisitions which are a good match for our business and our plans for the future – read more on page 18.

## Biotechnology on a solid footing

Novozymes' vast experience in biotechnology – in particular enzyme technology – forms the basis for all our business, including microorganisms and the pharmaceutical field.

As a company Novozymes focuses on innovation. We have a large research organisation striving constantly to find new solutions to benefit both people and the environment, and at our production facilities on four continents we are continuously working on improving efficiency and productivity.

We have around 3,700 employees worldwide and sell our enzymes and microorganisms in more than 130 countries. Our share of the world enzyme market is more than 40%, and we aim to remain the market leader. ■



# Key indicators 2002

## Key figures 2002

Turnover: DKK 5,642 million

EBIT: DKK 947 million

Net profit: DKK 644 million

EBIT margin: 16.8%

ROIC: 13.1%

EPI, water: 106

EPI, energy: 114

Frequency of occupational injuries: 11.3

Number of new jobs: 168

**Turnover rose by 7%, negatively affected by lower exchange rates. Growth was driven especially by growth in sales of feed enzymes and microorganisms**

■ Technical enzymes, etc.
Food enzymes
■ Feed enzymes
Microorganisms



DKK million
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
98
99
00
01
02


**Operating profit rose by 5%**

Operating profit was DKK 947 million

■ Net financials
Tax and minority interests
■ Net profit



DKK million
700
600
500
400
300
200
100
0
98
99
00
01
02


**Eco-productivity index, water**

Increased resource efficiency



115
110
105
100
95
90
85
80
00
01
02


**Eco-productivity index, energy**

Increased resource efficiency



115
110
105
100
95
90
85
80
00
01
02


**Operating profit margin (EBIT margin) was 16.8%**



%
20
15
10
5
0
98
99
00
01
02


**Marginal increase in occupational injuries (per million working hours)**

Frequency of occupational diseases
■ Frequency of occupational injuries



%
12
10
8
6
4
2
0
00
01
02


**New jobs at the level of 2001**

Growth in number of employees, acquisitions
■ Growth in number of employees, organic



200
150
100
50
0
01
02


**Return on invested capital (ROIC) rose to 13.1%**



%
15
12
9
6
3
0
98
99
00
01
02



very year Novozymes sends several thousand Big Bags of enzymes out to customers.



*Steen Riisgaard, President and CEO.*

and other companies together can take things even further in the years ahead. I believe that it is here that future solutions to industry's problems will be found – and Novozymes will be in a strong position as such a commercial trend begins to strengthen.

## Our social responsibility requires commitment

The responsibility that we have as a company for running our business in a sustainable manner requires areas like environmental and social responsibility to be a natural and integral part of our business. We have been working on this systematically for a number of years and have come a long way. We have set ourselves and achieved a series of targets of which I think we can be proud. There are naturally also areas in which we can improve. When it comes to the environment we have integrated processes and procedures in the relevant parts of our business and are constantly striving to get even better. In the field of social responsibility, we are also well on our way. The Board and Executive Management have focused sharply on this area in recent years and we have concrete plans for our future work on integrating this area even further into the business.

## Three bottom lines for future annual reports

This year and in future years Novozymes publishes a combined annual report with information on the areas that we believe to be most important for the majority of our stakeholders. This report is an integrated financial, environmental and social report that also focuses on knowledge and the economic significance of our business. Our decision to bring everything together in one report is a natural consequence of business and sustainability moving ever closer together, and of various stakeholders asking for a wider overview of the business. We have chosen to keep the printed report relatively short and publish more detailed information on CD-ROM and on the Internet. We plan to expand this in-depth reporting for specific target groups in the coming years. Happy reading!



*Steen Riisgaard, President and CEO*



# The best year since our stock-exchange listing

**2002 was a year of considerable success for Novozymes, a year with which we are very pleased. We met most of our business targets, achieving sales growth of 7%, and our strategic initiatives beyond enzymes are now really beginning to take shape. 2002 was also the year when we looked into the future and formulated a new vision that put into words where we are headed as a company.**

Despite fluctuating exchange rates and lower sales of detergent enzymes, sales achieved sound gains. Sales to the detergent industry have now stabilised, while we see strong growth in areas like feed enzymes and microorganisms – and this growth looks set to continue. This continues the development over the past five years where detergent enzymes, from accounting for by far the largest part of our turnover, have become less significant as our business has become more balanced. The new businesses that we have acquired and our initiatives beyond enzymes and microorganisms will also contribute to our future growth – albeit some of them only in the longer term.

### Vision shows the way

"Unlocking the magic of nature" is the promise on which Novozymes is founded. Over the last 50 years we have learnt from nature's own technology and translated this knowledge into a first-rate business – a business that we aim to develop substantially over the next decade. We imagine a future where our biological solutions create the necessary balance between better business, a cleaner environment and better lives. We aim to achieve double-digit growth, with a leadership position in all markets served, and we are committed to running our business in a sustainable manner.

### Emergence of white biotechnology

The use of biotechnology based on nature's own resources in industry is one way that Novozymes and other companies can help to make the world cleaner. For many years enzyme technology has been one of the very few examples of this, but in recent years we have seen many chemical companies starting to move in this direction. This has resulted in the emergence of a new field in biotechnology that has been dubbed "white biotechnology". This is a positive and exciting development, and I am convinced that Novozymes

**"We imagine a future where our biological solutions create the necessary balance between better business, a cleaner environment and better lives."**

# Report

Repo



## Report



## Accounts and Data



*The Annual Accounts of the Parent Company Novozymes A/S are to be found on the enclosed CD-ROM.*

# Integrated Annual Report, Environmental and Social Report



Novozymes' Annual Report, Environmental and Social Report covers the topics that we estimate are relevant for the majority of our key stakeholders. More in-depth information directed at specific stakeholders is presented on this CD-ROM.



# From idea to product



***Getting the idea***
*Novozymes and our customers want to solve a problem, e.g. to remove grease stains on laundry at low temperature.*

***Finding enzymes***
*In search of the right enzyme, Novozymes collects microorganisms from nature all over the world.*

***The right enzyme***
*Using advanced robots, thousands of different microorganisms are examined to find the single one that produces the desired enzyme.*

***Enhancing the enzyme***
*In the laboratory, the gene that codes for the enzyme is transferred into our production organisms so that the enzyme can be produced in large quantities.*

***Producing the enzyme***
*The microorganisms are grown in huge fermentation tanks, producing enzymes. The enzymes are recovered from the fermentation broth and are ready for use.*

***The problem is solved***
*The product is finished. The enzyme is used in e.g. detergents which can remove stains at low temperature, saving water and energy and reducing pollution.*

## We work with nature for nature

Sponsored by Novozymes, Wipapat Kladwong from the National Center for Genetic Engineering and Biotechnology (BIOTEC) collects soil samples on Khao Daeng Mountain in the Khao Sam Roi Yot National Park in Thailand. While adding important new knowledge to the understanding of the biological richness in Thailand, she also looks for fungi which could be used for Novozymes' next products. The co-operation agreement between Novozymes and BIOTEC is based on the United Nations Convention on Biological Diversity. In exchange for access to the collected fungi, Novozymes delivers new technologies to the Thai researchers – and should the project end up with a commercial product, Novozymes will pay royalties on the sales to the Thai government.





# Accounts and Data



*The Annual Accounts of the Parent Company Novozymes A/S are to be found on the enclosed CD-ROM.*

> "We imagine a future where our biological solutions create the necessary balance between better business, a cleaner environment and better lives."

# Financial discussion

## Profit and loss account and balance sheet

The financial results for 2002 are fully in line with the upward-adjusted outlook published with the consolidated accounts for the first nine months of 2002 on November 6, 2002.

## Net turnover

Net turnover rose by 7% from DKK 5,271 million in 2001 to DKK 5,642 million in 2002. Acquisitions during the year accounted for more than 1 percentage point of this growth. Sales growth in local currencies was 11%, which is within the long-term target range.

## Sales of enzymes, etc.

Sales of technical enzymes, etc. increased by 1% in 2002. Growth was impaired by less favourable exchange rates and lower sales of detergent enzymes. The 4% drop in sales to the detergent industry was due particularly to lower exchange rates and to large customers focusing on cost-cutting in 2002. On the other hand, sales to other detergent producers grew satisfactorily. Viewed quarter by quarter, sales of detergent enzymes have been stable during the last six quarters.

Sales of other technical enzymes, etc. grew by 9% in 2002. Sales of enzymes for the production of fuel ethanol and to the textile industry increased strongly, while sales to the traditional starch industry dropped due to consolidation and competition. Sales to the minor pharmaceutical, leather and forestry industries also rose strongly in 2002.

Sales of therapeutic proteins from Novozymes Biopharma progressed as planned. The business was acquired in July 2002.

Sales of food enzymes grew by 7% in 2002, hampered by less favourable exchange rates, especially the weaker USD. Once currency effects are eliminated, growth was within the long-term target range of 10-15%. The baking industry was the main driver behind this sales growth, while sales to the beverage industry were only slightly above 2001 levels, due to a smaller harvest and reduced production. Sales to the minor industries developed satisfactorily.

Novozymes entered into a strategic alliance with Chr. Hansen A/S in August to accelerate and focus the production and marketing of market-expanding products for the dairy industry. The first significant products from the alliance are expected to be launched from 2005.

Sales of feed enzymes increased by 27% in 2002, which is slightly more than anticipated, due to continued breakthroughs in new and existing markets, helped by the alliance with Roche Vitamins.

Novozymes' strategic alliance with Roche in feed enzymes is expected to continue with DSM if DSM completes its acquisition of Roche Vitamins as announced. Roche and DSM have previously stated that they expect the acquisition to be approved and become effective during the first quarter of 2003.

Novozymes launched a total of eight new enzyme products in 2002: five technical enzymes and three food enzymes. Two of these eight new products stem from the special focus areas set up as part of the new strategy from 2001.

## Sales of microorganisms

Sales of microorganisms from Novozymes Biologicals grew by 193% in 2002. Part of this growth came from the acquisition of activities in George A. Jeffreys in June and InterBio in July 2002, and from the full-year effect of the acquisition of Sybron Biochemicals in mid-2001. Organic sales growth came especially from the two largest markets, industrial and household cleaning and wastewater treatment, while growth in sales of plant care products was delayed by changes in distribution.

The integration of the newly acquired activities ran according to schedule, and the year also brought the creation of a sales team in Asia Pacific.

Novozymes achieved an even better balance in its business in 2002, with a higher proportion of sales stemming from areas and segments with high growth rates (such as feed enzymes and industrial microorganisms) while detergent enzymes are contributing still less. 2002 therefore brought the highest rate of organic growth in sales of enzymes since Novozymes was listed in 2000.

**Sales by segment and industry, 2002**


Microorganisms 4%
Feed enzymes 10%
Detergent enzymes 36%
Food enzymes 26%
Other technical enzymes, etc. 24%

**Sales by segment and industry, 2001**


Microorganisms 1%
Feed enzymes 8%
Detergent enzymes 41%
Food enzymes 26%
Other technical enzymes 24%

## Costs, licence fees and Other operating income

Total costs excluding net financials and tax increased by 8% to DKK 4,695 million in 2002. Costs thus rose marginally faster than sales, due mainly to acquisitions and the low sensitivity of costs to fluctuating exchange rates.

Production costs rose by 9% to DKK 2,734 million and thus grew slightly faster than sales measured in DKK. Production costs rose less than sales growth measured in local currency. Ongoing rationalisation measures and productivity improvements could outweight the increased volume and the lower sensitivity to fluctuating exchange rates of production costs compared to sales. As in 2001 the gross margin was 52%.

Sales and distribution costs climbed by 7% to DKK 729 million. The cost increase is affected by such factors as higher licence fees and acquisitions. Costs accounted for 13% of sales, as in 2001.

Research and development costs rose by 5% to DKK 713 million, including cost related to the implementation of Novozymes' new strategy, including costs for research into better enzymes for the production of fuel ethanol. Research and development costs were equivalent to 12.6% of sales, falling from 12.9% in 2001.

Administrative costs increased by 8% and as in 2001 were equivalent to 10% of sales.

Staff costs totalled DKK 1,627 million, against DKK 1,453 million in 2001. The average number of employees increased to 3,629 from 3,349 in 2001, of whom some were related to acquisitions.

Depreciation and amortisation charges totalled DKK 532 million, against DKK 492 million in 2001. These figures include amortisation of goodwill, know-how, etc. of DKK 35 million in 2002, compared to DKK 14 million in 2001.

Licence fees and Other operating income totalled DKK 56 million in 2002. This figure includes payments from the US Department of Energy for research and development costs defrayed by Novozymes in developing enzymes for the production of fuel ethanol.

## Operating profit

Operating profit climbed by 5% to DKK 947 million, of which DKK 937 million is attributable to enzymes, etc. and DKK 10 million to microorganisms. The operating profit margin, calculated as operating profit as a percentage of sales, was 17.2% for enzymes and 4.9% for microorganisms, the latter margin improving from 1.4% in 2001, even though affected by acquisitions in 2002.

### Net financials

The net foreign exchange gains are due primarily to realised and unrealised gains on the hedging of exposures to mainly USD and JPY.

As a consequence of the lower net interest-bearing debt and the generally lower level of interest rates net interest costs fell by 39% in 2002. ►►

| (DKK million) | 2001 | 2002 |
|---|---|---|
| Net foreign exchange gain/(loss) | 36 | 40 |
| Net interest | (76) | (46) |
| Other financials | 7 | (41) |
| **Total financials** | **(33)** | **(47)** |

| (DKK) | | |
|---|---|---|
| Average year-end share price for Novo Nordisk A/S | 338.9 | 209.2 |

Other financials were hit by unrealised losses of DKK 25 million on the financial holding of just over 220,000 shares in Novo Nordisk.

## Profit before and after tax

The Group generated profit of DKK 900 million before and DKK 644 million after tax, corresponding to growth of 3% before and 7% after tax. The effective tax rate was 28% in 2002 and 31% in 2001.

### Investments, free cash flow, acquisitions, etc.

Net investments before acquisitions were DKK 334 million in 2002, against DKK 482 million in 2001.

Free cash flow came to DKK 575 million in 2002, with DKK 272 million being invested in acquisitions. Before acquisitions, free cash flow was DKK 169 million above the level in 2001.

Free cash flow was used mainly for paying the dividend for 2001 and share buy-back. Net interest-bearing debt moreover fell by DKK 250 million.

| (DKK million) | 2001 | 2002 |
|---|---|---|
| Cash flow from operations | 1,160 | 1,181 |
| Investments before acquisitions | 482 | (334) |
| Free cash flow before acquisitions | 678 | 847 |
| Acquisitions | (191) | (272) |
| **Free cash flow** | **487** | **575** |
| Dividend paid | (124) | (146) |
| Purchase of own shares | (424) | (185) |
| | | |
| Change in net interest-bearing debt | 34 | (250) |
| Net interest-bearing debt at year-end | 1,376 | 1,126 |

### Return on invested capital

Average invested capital as a percentage of net turnover fell from 103% in 2001 to 96% in 2002.

The return on invested capital (ROIC) after tax climbed from 12.0% in 2001 to 13.1% in 2002.

| (DKK million) | 2001 | 2002 |
|---|---|---|
| Average invested capital | 5,403 | 5,399 |
| – as a percentage of net turnover | 103% | 96% |
| | | |
| Return on invested capital (ROIC) | 12.0% | 13.1% |

### Movements in shareholders' equity and treasury shares

The Group held shareholders' equity of DKK 4,155 million at year-end, against DKK 4,058 million at the end of 2001. Shareholders' equity was increased by the net profit for the year but reduced by dividend payments, share buy-back and exchange rate adjustment of net assets in subsidiaries.

The holding of treasury shares at year-end consisted of 3,679,600 B shares, equivalent to 4.9% of the share capital. Novozymes spent DKK 185 million on share buy-backs in 2002.

| (DKK million) | 2001 | 2002 |
|---|---|---|
| Shareholders' equity at beginning of 2002 | 3,962 | 4,058 |
| Net profit | 602 | 644 |
| Dividend paid | (124) | (146) |
| Purchase of own shares | (424) | (185) |
| Currency translation adjustments for net assets, etc. | 42 | (216) |
| **Shareholders' equity at end of 2002** | **4,058** | **4,155** |
| | | |
| Financial gearing | 34% | 27% |

## Long-term financial targets

In connection with the stock market listing in November 2000 Novozymes' Board of Directors set three long-term financial targets that were to be reached within a few years. These targets were based on an analysis of comparable companies in the biotechnology, food ingredients and speciality chemical industries. Progress in achieving these three targets is discussed below.

**Growth in operating profit and the average USD exchange rate 1998-2002**



Operating profit
Change in average USD exchange rate
%
25
20
15
10
5
0
-5
-10
98
99
00
01
02


**Annual growth in operating profit of at least 10%**
Operating profit grew by 5% in 2002. Less favourable exchange rates substantially reduced the rate of growth.

Exchange rates in general and the USD exchange rate in particular have historically had a major effect on the growth in operating profit. This is because 97% of sales take place outside Denmark. In years of rising USD exchange rates, operating profit has grown by more than the long-term target of at least 10%. In 2002 the average USD exchange rate fell by 5% and a lower rate of growth in operating profit was achieved. Novozymes' earnings sensitivity towards its most important sales currencies is discussed in Financial risk factors below.

Since Novozymes was floated in 2000, annual growth in operating profit has averaged more than 11%.

**Operating profit margin of around 17%**
The operating profit margin, calculated as operating profit divided by net turnover, was 16.8% in 2002, against 17.2% in 2001. The drop was due primarily to less favourable exchange rates, which hit operating profit relatively harder than turnover. The composition of Novozymes' revenue and costs – revenue being denominated primarily in foreign currencies, which fell against DKK in 2002, while a substantial proportion of costs is defrayed in DKK – is the main reason for this exchange rate sensitivity. Acquisitions as well as costs related to the new strategy also marginally diluted the operating profit margin in 2001 and 2002.

Since Novozymes was listed in 2000, the operating profit margin has averaged 16.8%, which is in line with the long-term target of around 17%.

**Annual return on average invested capital after tax of at least 15%**
The return on invested capital (ROIC) after tax was 13.1% in 2002, against 12.0% in 2001. The increase was due primarily to improvement in the operating profit after tax adjusted for net foreign exchange losses/gains.

| | 2000 | 2001 | 2002 |
|---|---|---|---|
| Contribution from profit | 10.3% | 12.3% | 13.1% |
| Contribution from invested capital | (0.5%) | (0.3%) | 0.0% |
| ROIC after tax | 9.8% | 12.0% | 13.1% |

In 2002 invested capital was by and large unchanged from 2001. Acquisitions increased the invested capital, while lower currency values reduced the capital.

Since Novozymes was first listed in 2000, the ROIC after tax has climbed by 3.3 percentage points from 9.8% to 13.1% in 2002. Both growth in operating profit and the relative decrease in invested capital contributed to this increase. Invested capital as a percentage of net turnover fell from 105% in 2001 to 96% in 2002.

Lower growth in average invested capital in particular is expected to be a key factor in achieving the target of at least 15% ROIC annually. A number of initiatives have therefore been launched that aim primarily to reduce the relative level of working capital. These initiatives are focusing primarily on optimising the supply chain, including production/throughput times and better utilisation of IT systems, including eBusiness. A cautious approach to new investments is expected to continue to have a positive impact on the ROIC.

# Discussion of environmental and social data

In order to monitor whether we live up to our objectives it is important for Novozymes to continuously measure the impact of the Group's activities on the environment, as well as the structure and development of its organisation.

### Development in environmental indicators

Energy consumption in 2002 was 2,821 t.GJ, compared to consumption in 2001 of 2,926 t.GJ, equivalent to a decrease of 3.6%. Taking production increases into account, the result becomes even more positive, as shown by the eco-productivity index for energy that reached 114 for 2002. The 2002 target for development in energy utilisation was thus exceeded.

Water consumption in 2002 was 4,080 t.m$^3$, compared to 3,897 t.m$^3$ in 2001, representing an increase of 4.7%. This rise is mainy attributable to an increase in utilisation of industrial water (water of inferior quality to drinking water), since the utilisation of drinking water has fallen. As shown by the positive development in the eco-productivity index for water of 106 for 2002, the increase in water consumption is still relatively less than the increase in production output. The 2002 target for development in water utilisation was thereby reached.

The increases in consumption of raw materials and packaging materials of respectively 14.5% and 16.7% primarily reflect increasing production, and a changed product mix.

A key reason for global warming is $CO_2$. Emissions of $CO_2$ excluding transport were 223 t.tons in 2002, compared to 236 t.tons in 2001, reflecting a drop by 5.5%.

The total emission of ozone-depleting substances has risen from 1.4 tons in 2001 to 4.8 tons in 2002. The primary factor is two major emissions.

Waste volumes in 2002 were 9,781 tons, compared to 8,695 tons in 2001, an increase of 12.5%. At the same time, the volume of recyclable waste has fallen. As a ratio of the total waste volume, recycled waste has thus decreased from 12.2% in 2001 to 10.4% in 2002. There will be sharper focus on recycling in 2003, see page 30 of the Report.

The number of breaches of regulatory limits was 42 in 2002, compared to 26 in 2001. The large increase in 2002 reflects that Novozymes North America, Inc. has had 35 breaches of regulatory limits at groundwater wells. A large proportion is due to breach of the limit for nitrate of 10 mg/l. In this connection a remediation plan has been agreed with the local authorities. For the other Novozymes companies, breaches of regulatory limits overall fell from 12 in 2001 to 7 in 2002.

The number of animals used for testing was 1,712 in 2002, compared to 2,551 in 2001, representing a decrease of 32.9%. The number will, however, generally vary from year to year, depending on e.g. the type of new products.

For the first time, the environmental data for transport includes data for air freight on selected routes. The data collection tool was developed in co-operation with SAS and Danzas.

### Development in social indicators

In 2002 organic growth resulted in 168 new positions, an increase of 4.8%, with growth in the total number of employees of 7.6%, bringing the number of Novozymes employees to 3,738 at year-end 2002, of whom 66.3% are men and 33.7% are women.

Staff turnover has decreased to 5.8% in 2002 compared to 9.6% in 2001. Average seniority is unchanged at the 2001 level of 8.5 years.

The absence rate for 2002 was 3.1% compared to 2.5% for 2001. The number of occupational injuries has risen from 2001 to 2002. The frequency per million working hours is now 11.3, compared to 11.0 in 2001. We will continue our efforts to reduce the frequency, and in 2003 develop and launch supplementary occupational injury indicators, cf. page 37 of the Report. The number of cases of occupational disease fell in 2002 to a frequency of 2.7 per million working hours.

# Risk factors

## Financial risk factors

Novozymes' international operations entail that its profit and loss account and balance sheet are exposed to a number of financial risk factors.

Financial risks are managed centrally by the Group finance function. The use of financial instruments is governed by a treasury policy approved by Novozymes' Board of Directors. This policy contains rules on the financial instruments that can be used for hedging, the counterparties that can be used and the risk profile that is to be applied. Financial instruments may be used only to hedge existing assets and liabilities or expected future net cash flows.

### Currency exposure

Currency exposure arises due to imbalances between income and costs in each particular currency and partly because Novozymes has net assets in foreign subsidiaries.

Operating profit is most exposed to the EUR, USD and JPY. A 2.25% movement in the EUR would, all other things being equal, result in an annual change in operating profit of around DKK 35-45 million. A movement of 5% in the USD and JPY would, all other things being equal, result in an annual change in operating profit in the region of DKK 20-35 million and DKK 5-15 million, respectively.

Novozymes' policy is to hedge existing net current assets in foreign currencies and expected future net exposure from the company's operations. Hedging is carried out through a combination of currency loans, forward contracts, currency swaps and options. The hedging transactions are based on Novozymes' expectations of future exchange rate fluctuations.

Currency exposure relating to investments in foreign subsidiaries is hedged where this is deemed appropriate.

### Interest rate exposure

Interest rate exposure arises in relation to interest-bearing assets and liabilities. A change of one percentage point in the average interest rate on Novozymes' net interest-bearing liabilities would have an effect on profit before tax of DKK 4.9 million. 38% of the loan portfolio at year-end was at fixed rates of interest. According to Novozymes' treasury policy, free funds may only be invested in government bonds, extremely liquid domestic mortgage-credit bonds and money-market deposits.

### Counterparty exposure

Counterparty exposure is managed by dealing in financial instruments and placing deposits only with a limited number of banks having a satisfactory long-term credit rating from one or more recognised rating agencies.

## Enzymes produced using gene technology

Novozymes produces enzymes with the help of gene technology, whereby enzymes are created from genetically modified fungi and bacteria. The application of gene technology provides a number of benefits, among them economic and environmental (see also pages 30-33 of the Report).

During the last 10-20 years the use of gene technology and genetically modified microorganisms (GMMs) has been subject to intensive debate, especially with regard to products that consist of or contain GMMs. At Novozymes organisms and enzymes are separated, and there are no GMMs in our products. Our use of gene technology has only been subject to debate to a limited extent.

Novozymes is not aware of any pending legislation on any of the key markets that would affect our production and sales. However, it cannot be excluded that one or more of Novozymes' markets may be affected negatively by public debate and general scepticism towards the use of gene technology.

We have very positive experience from taking an early proactive role in the debate. We seek to be open and ready to listen, and we are engaged in ongoing dialogue with our stakeholders, including environmental and consumer organisations. This will continue to be our approach to handling this issue.

# Accounting policies

## Accounts for 2002

The Annual Report for 2002 of Novozymes A/S is prepared in accordance with the Danish Company Accounts Act (accounting class D), the current Danish accounting standards, Danish accounting standard no. 20, "Information on share-based remuneration with own shares", as well as the regulations of the Copenhagen Stock Exchange for the presentation of accounts by listed companies. The Annual Report has been prepared in accordance with the following description of the accounting policies, which in respect of the Consolidated and Annual Accounts are unchanged from last year.

Informaton is also given on the acquisition of activities in Note 27 to the Consolidated Accounts, and the comparative figures in the consolidated statement of cash flows are adjusted accordingly.

In view of the international development in the presentation of company accounts a sharper focus on Group-related data has been adopted. This entails that the Annual Accounts of the parent company, Novozymes A/S, can only be found on the enclosed CD-ROM. The Annual Accounts are considered to be an integrated part of the Annual Report. The CD-ROM also includes information on application of GRI indicators.

For 2002 Novozymes publishes an integrated Annual Report, Environmental and Social Report, which means that the information previously published as the Environmental and Social Report is integrated in the Annual Report.

The data for 2000 and 2001 for the Environment and Bioethics and Social Responsibility, included in the Annual Report, is based on data from the 2001 Environmental and Social Report published separately. Knowledge resource data is included as from 2002. Data has been selected on the basis of concrete assessment of the data of particular significance to Novozymes' ability to maintain its long-term financial viability. We also believe that the data of greatest relevance to our key stakeholders has been included.

Data for the Environment and Bioethics, Social Responsibility and Knowledge is included as an integrated part of the Annual Report and is covered by the audit performed by the auditors elected by the Annual Meeting of Shareholders in accordance with the Danish Company Accounts Act. The comparative figures for the Environment and Bioethics and Social Responsibility for 2000 and 2001 have not been audited, but were subject to a limited review in 2001, cf. the statement from Deloitte & Touche in the separate Environmental and Social Report for 2001.

## Accounting policies for financial information

### Recognition and measurement in general

As revenue is earned it is recognised in the profit and loss account. This includes value adjustment of financial assets and liabilities that are measured at fair value or amortised cost. All costs, including depreciation and write-downs, are likewise recognised in the profit and loss account.

Assets are recognised in the balance sheet when it is considered probable that future economic benefits will accrue to the Group, and the value of the asset can be measured on a reliable basis. Liabilities are recognised in the balance sheet when they are considered probable and can be measured on a reliable basis. When first recognised, assets and liabilities are measured at cost. Thereafter assets and liabilities are measured as described below for each item of the accounts.

The recognition and measurement principles take due account of predictable losses and risks occurring prior to the presentation of the Annual Report, that confirm or refute the conditions prevailing at the balance sheet date.

### Basis of consolidation

The consolidated accounts comprise the accounts of Novozymes A/S (the parent company) and all the companies in which the Group owns more than 50% of the voting rights or otherwise has a controlling influence (subsidiaries).

The consolidated accounts are based on the accounts for the parent company and for the subsidiaries and are prepared by combining items of a uniform nature and subsequently eliminating intercompany transactions, shareholdings and balances, as well as unrealised intercompany profits on stocks, fixed assets, etc. All accounts used for consolidation are prepared by applying the accounting policies of the Group.

On acquisition of new activities, the purchase method is applied. The assets and liabilities of each new activity are thus restated at fair value at the time of acquisition. A positive difference between the fair value of the acquired assets and liabilities and the cost price is goodwill, which is recognised as an asset in the balance sheet and amortised over the expected economic life. Goodwill from acquisitions is adjusted for changes in recognition and measurement of net assets until one full financial year after date of acquisition. Amortisation of goodwill is allocated in the Consolidated Accounts to the functions to which it relates. Newly acquired activities are recognised as from the date of acquisition. Comparative figures are not adjusted for newly acquired activities.

## Translation of foreign currencies

Transactions in foreign currencies are translated into Danish kroner at the rates of exchange on the transaction date. Monetary entries denominated in foreign currencies are translated into Danish kroner at the rates of exchange at the balance sheet date. Accounts of foreign subsidiaries that are separate entities are translated into Danish kroner using exchange rates at the balance sheet date for assets and liabilities, and average exchange rates for profit and loss items.

Realised and unrealised foreign exchange gains and losses are recognised in the profit and loss account under financial items, with the exception of the following exchange rate differences recognised directly to Other comprehensive income under shareholders' equity:

- translation of the net assets of foreign subsidiaries at January 1 at the closing rates at December 31;
- translation of the profit and loss accounts of foreign subsidiaries from average exchange rates to the exchange rates at the balance sheet date;
- translation of long-term intercompany loans which are considered to be equivalent to shareholders' equity in subsidiaries at the exchange rates at the balance sheet date;
- translation of currency swaps contracted to hedge net assets in subsidiaries at the exchange rates at the balance sheet date.

For subsidiaries in high-inflation countries adjustments are made for inflation before translation of items of the accounts at the exchange rates at the balance sheet date.

## Derivative financial instruments

Forward exchange contracts and currency options hedging receivables and debt in foreign currency are measured at fair value at the balance sheet date, and value adjustment is recognised in the profit and loss account under Financial income and costs.

Forward exchange contracts and currency options hedging future income and expenses are measured at fair value at the balance sheet date, and value adjustments are recognised directly to shareholders' equity.

Currency swaps are used to hedge net investments in subsidiary companies. Currency swaps are measured on the basis of the difference between the swap rate and the exchange rate at the balance sheet date, and the value adjustment is recognised directly to shareholders' equity.

Derivative financial instruments used to hedge the interest rate exposure on financial assets and liabilities are first recognised in the balance sheet at cost and are thereafter measured at fair value. All value adjustments are recognised directly to shareholders' equity. Revenue and costs related to such hedging transactions are transferred from shareholders' equity on the realisation of the hedged asset and are recognised under Financial income and costs.

Positive and negative fair values of financial instruments are recognised under Other debtors and Other creditors, respectively.

## Rental and leasing agreements

Operational rental and leasing costs are recognised in the profit and loss account over the term under the functions to which they relate. The rental and leasing commitments remaining for the non-cancellable ►►

lease period are disclosed in the Notes under Contingent liabilities.

## Share-based remuneration

Share options issued to the employees of the Novozymes Group at an exercise price equivalent to the share price at the time of announcement of the share option scheme are not recognised in the balance sheet or the profit and loss account if they are hedged by the holding of own participating interests. The Novozymes Group intends to hedge issued share options on a current basis by acquiring own participating interests. Subsequent value adjustment of the share options is considered to be hedged by the equivalent change in the value of the holding of own participating interests. The market value of the share options issued is assessed by the Black-Scholes model.

## Grants

Grants are related to research and development and to investments. Grants received which relate to research and development are recognised under Licence fees and Other operating income (net) based on the percentage completion of the projects. In the event of reimbursements, refunds are charged to the profit and loss account under Licence fees and Other operating income (net). Grants received which relate to investments are recognised under liabilities on receipt and are thereafter recognised under Licence fees and Other operating income (net) in step with the economic lives of the assets for which the grants are made.

## Segmented data

The Novozymes Group's activities comprise two segments: enzymes etc. and microorganisms. As the microorganism activity constitutes less than 10% of the total assets, turnover or result, there is no requirement to present separate segmented data in accordance with international accounting standards. Nonetheless, Novozymes does present certain segmented data, cf. Note 1 to the Consolidated Accounts. The Novozymes Group is managed primarily on the basis of a customer focus with relation to a number of strategic and local customers. Data is presented for business activities that are the primary segment.

The Novozymes Group's business activities cannot be meaningfully allocated to geographical markets since sales to a number of global strategic customers are registered to a country, even though the final place of consumption is not known to Novozymes. Furthermore, Novozymes has a number of similar factories at sites in different geographical areas where production is planned globally. The stated geographical distribution of turnover can therefore contain significant changes in the allocation of turnover between the individua years.

The segmented assets in the Notes comprise the fixed and current assets which are applied directly to the operations of the segment, including intangible fixed assets, tangible fixed assets, stocks, trade receivables, other receivables, and cash at bank and in hand. Segmented liabilities comprise liabilities derived from the operations of the segment, including trade creditors and other creditors.

## United States' Generally Accepted Accounting Principles (US GAAP)

A reconciliation of the effect on shareholders' equity and the profit and loss account of the application of US Generally Accepted Accounting Principles in lieu of Danish principles has been prepared. The US GAAP reconciliations are disclosed in Note 28 to the Consolidated Accounts.

## Summary and key figures

Key figures are mainly prepared in accordance with the "Recommendations and Key Figures" of the Danish Society of Financial Analysts, although certain key figures are adjusted to the Novozymes Group, including ROIC. The key figures stated in the Summary of the Novozymes Group are calculated as described in the Glossary on the inside cover of the Annual Report.

## Profit and loss account

### Net turnover

Net turnover represents the sales invoiced for the year after deduction of goods returned, trade discounts and allowances. Sales are recognised at the time of risk transfer related to the goods sold.

### Production costs

Production costs are acquisition or cost price for goods sold during the year and comprise both direct and indirect production costs. The cost price comprises materials, energy, wages, depreciation, etc. Production costs furthermore include write-downs on stock.

### Sales and distribution costs

Sales and distribution costs comprise costs incurred on the sale, distribution and marketing of the products of the Group, including wages, depreciation and write-downs for losses and realised losses on trade debtors.

### Research and development costs

Research and development costs comprise costs attributable to the registration and administration of patents, wages, and depreciation, related directly or indirectly to the Group's research and development activities. Research costs are recognised as expenses as incurred.

Development costs pertaining to ongoing optimisation of production processes for existing products, or to development of new products where lack of approval by the authorities, approval by customers and other factors of uncertainty entail that development costs in our opinion do not fulfil the criteria for recognition in the balance sheet, are recognised as expenses as incurred.

### Administrative costs

Administrative costs comprise the costs of the administrative functions, including wages and depreciation.

### Licence fees and Other operating income (net)

Licence fees and Other operating income (net) primarily comprise licence fees, grants from public authorities to research projects and investments, and income (net) of a secondary nature in relation to the main activities in the Group. The item also includes one-off income items (net) in respect of outlicensing, etc.

### Financial income and costs

Interest for the period is recognised in the profit and loss account irrespective of payment terms. Financial income and costs comprise realised and unrealised gains and losses on foreign exchange, securities and most other financial instruments and other financial income and costs.

### Tax

Tax payable for the year, comprising the current tax liability, the change in deferred tax for the year and any adjustments from previous years, is recognised in the profit and loss account at the amount attributable to the net profit, and directly to shareholders' equity at the amount attributable to items recognised directly to shareholders' equity. Tax payable for the year is recognised to current liabilities, and deferred tax is recognised to provisions.

Deferred tax is measured by the liability method, and comprises all temporary differences between the accounting and tax values of assets and liabilities. No deferred tax is recognised for goodwill, unless amortisation of goodwill for tax purposes is allowed. Deferred tax is measured and recognised for retaxation of losses realised in jointly-taxed foreign companies, if the re-taxation is expected to be realised on the sale of shares or the company's withdrawal from joint taxation.

Tax losses carried forward are set off against deferred tax liabilities to the extent that the tax losses are expected to be utilised in the future. Deferred tax is measured according to current tax rules and at the tax rate expected to be in force on the elimination of the temporary differences. Changes in deferred tax due to tax rate adjustments are recognised in the profit and loss account.

Novozymes A/S is jointly assessed with certain of its domestic and foreign subsidiaries for tax purposes. The parent company provides for the aggregate Danish tax payable on the taxable income of these subsidiaries, and for deferred tax for the Danish companies. The jointly assessed companies are included in the scheme for on account payment of tax.

## Balance sheet

### Intangible fixed assets

Intangible fixed assets are stated at the lower of cost less accumulated amortisation and write-downs, or recoverable value if lower. Amortisation is provided by the straight-line method over the expected economic lives of the assets, as follows:

- Acquired patents, licences and know-how are amortised over their duration, not exceeding 20 years. Patents are amortised over their duration, which is normally identical to the patent period, and ▸▸

licences are amortised over the agreement period. Booked patents, licences and know-how are amortised over 7-20 years.
- Goodwill is amortised over the expected economic life, not exceeding 20 years. Booked goodwill is amortised over 5-15 years.

### Tangible fixed assets

Tangible fixed assets are stated at cost less accumulated depreciation and write-downs, or at recoverable value if lower. Costs include capitalised interest in respect of construction of major investments.

IT projects regarding development of software for internal use are capitalised under Other equipment.

Depreciation is provided under the straight-line method over the following expected useful lives:

- Buildings, 12-50 years
- Production plant and machinery, 5-16 years
- Other equipment, 3-16 years

Fixed assets below DKK 50,000 and fixed assets with an expected useful life of below three years are charged to the profit and loss account in the year of acquisition.

### Write-down of fixed assets

The accounting value of both intangible and tangible fixed assets is reviewed when there are indications that an asset or group of assets has depreciated beyond the level of normal depreciation, although the impairment test is performed as a minimum once a year.

If the asset or group of assets has depreciated, write-down is made to the lower recoverable value.

### Financial fixed assets

In the annual accounts participating interests in subsidiaries are recognised under the equity method, i.e. at the respective share of the subsidiaries' net assets, with addition of goodwill.

In the annual accounts the parent company's share of net profit of subsidiaries less unrealised profit on stocks is recognised in the profit and loss account of the parent company. If the shareholders' equity of subsidiaries is negative, receivables from the subsidiaries will be set off against the parent company's share of the negative equity, subject to actual assessment. If the parent company has a legal or actual obligation to cover the company's negative equity a provision is recognised. To the extent that it exceeds dividends received from such subsidiaries, net revaluation of participating interests in subsidiaries is transferred to the Net revaluation reserve under shareholders' equity.

Other securities and participating interests comprise debt instruments acquired for permanent ownership. These are measured at cost less repayments and write-down for depreciation. Write-downs are recognised in the profit and loss account under Financial income and costs.

### Stocks

Raw materials and consumables are stated at cost determined on a first-in first-out basis. In cases where cost exceeds the net realisation value stocks are written down to this lower value.

Work in progress and finished goods are stated at cost determined on a first-in first-out basis. Cost comprises direct production costs such as raw materials and consumables including energy and labour, and indirect production costs such as wages and maintenance and depreciation of production plant, etc.

Stocks for which the expected sales price less completion costs and costs to execute the sale (net realisation value) is lower than the cost price, are written down to net realisation value.

### Debtors

Debtors are measured at amortised cost or at a lower net realisation value equivalent to nominal value, less write-downs for losses on doubtful debts. Write-downs are based on an individual assessment of each debtor, which also includes an evaluation of payment risk associated with individual countries.

### Securities

Securities recognised as current assets are measured at fair value at the balance sheet date. Realised and unrealised gains and losses are included in the profit and loss account under Financial income and costs. Revaluation of securities at fair value is included as a free reserve under Retained earnings.

From the time of the Demerger, shares in Novo Nordisk A/S are recognised in the balance sheet as Securities. Most of the shares in Novo Nordisk A/S are used to hedge share option commitments for which Novozymes A/S is liable, and are stated at the option prices, while other listed shares are stated at the share price at the balance sheet date.

**Shareholders' equity**

The dividend proposed for the financial year is stated as a separate item under shareholders' equity. The cost price and proceeds from sale of own participating interests are recognised directly to shareholders' equity. Own participating interests in Novozymes A/S are perceived as a de facto capital reduction and the cost price is therefore deducted directly from shareholders' equity. The company's holdings of own participating interests are used primarily to hedge share options.

**Minority interests**

On compilation of Group profit and shareholders' equity minority interests' proportional shares of the profit and shareholders' equity of the subsidiaries are stated as separate items of the profit and loss account and balance sheet.

**Contingent liabilities**

Contingent liabilities are recognised when the Group holds a liability as a consequence of events in the financial year or previous years, and it is considered probable that redemption will require financial resources.

**Pension obligations**

The Group has established pension agreements with a significant proportion of its employees. The Group pays current fixed contributions to defined contribution plans. Costs related to defined contribution plans are recognised in the profit and loss account, and any payable amounts are recognised in the balance sheet under Other creditors. The Group has no obligations other than the current fixed contributions.

Costs related to benefit plans are compiled at present value and accrued over the expected working life of the employee. The present value of non-financial plans is provided under provisions. The change in provisions for the year is recognised in the profit and loss account. The present value of the most significant benefit plans and the related costs is calculated on an actuarial basis.

## Consolidated statement of cash flows

The consolidated statement of cash flows shows cash flow for the year allocated to operating, investing and financing activities, the change in the financial reserves for the year, and the financial reserves at the beginning and end of the year.

**Cash flow from operating activities**

Cash flow from operating activities indirectly comprises net profit adjusted for non-cash operating items, interest received, interest paid, income taxes paid, and corporation tax paid. Working capital consists of current assets less current liabilities, excluding those items which are included in financial reserves.

**Cash flow from investing activities**

Cash flow from investing activities comprises payments related to the acquisition and sale of activities, and intangible and tangible fixed assets.

**Cash flow from financing activities**

Cash flow from financing activities comprises the proceeds from and the repayment of principal on interest-bearing loans, as well as dividends, and the proceeds from share issues and from the purchase of own participating interests.

**Financial reserves**

Financial reserves comprise cash at bank and in hand and securities with a duration of less than three months, less short-term bank loans due on demand. Financial reserves include undrawn committed credit facilities expiring in more than one year. ▸▸

## Accounting policies for Environment and Bioethics, Social Responsibility and Knowledge

### Consolidation

The data in the Annual Report is based on data for the parent company and for all subsidiaries based on combining items of a uniform nature compiled according to the same principles. The compilation of environmental and health and safety data is, however, concentrated on the Group's enzyme production sites evaluated to have the most significant environmental and health and safety impact. These Novozymes sites solely comprise the following:

- Novozymes Latin America Ltda., Brazil, with activities in Araucária
- Novozymes A/S, Denmark, with activities at Fuglebakken, in Bagsværd and in Kalundborg
- Novozymes (China) Biotechnology Co. Ltd. and Suzhou Hongda Enzyme Co. Ltd., China, with activities in Tianjin and Hongda
- Novozymes North America, Inc., USA, with activities in Franklinton
- Novozymes Switzerland AG, Switzerland, with activities in Dittingen.

## Environment

### Water

Water includes drinking water, industrial water and steam and is stated on the basis of the metered intake of water to Novozymes.

### Internally generated energy and emissions

Internally generated energy is measured as fuel consumption converted to energy on the basis of lowest combustion value and weight by volume. Fuel is converted to emissions of $CO_2$, $SO_2$ and $NO_x$ on the basis of annually determined factors from Danish authorities and suppliers.

### Externally generated energy and emissions

Externally generated energy is the input to Novozymes of externally generated electricity, heat and steam. Externally generated energy is converted to emissions of $CO_2$, $SO_2$ and $NO_x$ based on annually determined factors from power plants or their organisations.

### Raw materials and packaging

Raw materials and packaging comprise materials for production, purification, granulation, wastewater and sludge treatment, and packaging of products. Raw materials and packaging also include stock adjustments. Consumption of raw materials and packaging is converted to kilogrammes and combined into total consumption volume.

### Wastewater

Wastewater is measured as the volume discharged by Novozymes. COD, nitrogen and phosphorus in the wastewater are measured as proportional flow, based on samples taken at point of discharge.

### Biomass

Biomass is measured as the volume produced and transported from Novozymes as liquid fertiliser or converted to a fertiliser product with a high dry matter content. The nitrogen and phosphorus content in the final product are measured.

### Waste

Waste is the registered volume of waste divided into hazardous and non-hazardous waste and by disposal method.

### Emissions to air of ozone-depleting substances

Emissions to air of ozone-depleting substances are measured as consumption of CFCs, HCFCs and halon.

### Environmental impact potentials

The environmental impact potentials for global warming, ozone layer depletion, acidification and eutrophication are calculated on the basis of "Udvikling af Miljøvenlige Industri Produkter" (UMIP) published by the Institute for Product Development, DTU.

### Environmental compliance

Breaches of regulatory limits and accidental releases are measured as the number of breaches reported to the authorities. Complaints are the number of registered environmental complaints.

### Animals for testing

Animals for testing are the number of animals used for all commenced internal and external testing undertaken for Novozymes.

### Transport

Transport data is based on information from Novozymes A/S' principal transport providers and comprises transport by truck and by selected air routes to and from Denmark. The figures are based on aggregated calculations and standard routes. For transport by truck the aggregated calculations are based on the "ETU/ITD Transport Handbook".

### Eco-productivity index (EPI)

The eco-productivity index is calculated as total production output as a ratio of the consumption of respectively water and energy. The calculation of EPI does not include Suzhou Hongda Enzyme Co. Ltd. and Novozymes Switzerland AG.

## Social responsibility

### Number of employees

Number of employees is calculated as the actual number of employees as of year-end, excluding employees on unpaid or parental leave, as well as temporary hires, student interns and PhD students. Employees with a working time ratio equivalent to or exceeding 95% are stated as full-time employees.

### Job categories

Senior management comprises the CEO, executive vice presidents, vice presidents and directors. Management comprises middle managers. Professional staff comprises employees with academic backgrounds, as well as team leaders.

### Employee turnover

Employee turnover is measured as the number of permanent employees who left the group during the financial year compared to the average number of permanent employees in the financial year. The average number of permanent employees is compiled as the average number of permanent employees at the end of each quarter.

### Growth in number of employees, organic

The organic growth in the number of employees is measured as the number of employees at year-end less the number of employees gained via acquisitions and the number of employees at the beginning of the year.

### Growth in number of employees, acquisitions

The growth in the number of employees via acquisitions is measured as the number of employees gained via acquisition of new activities.

### Age and seniority

Age and seniority are compiled as the average age and seniority in whole years per employee.

### Training costs

Training costs are the costs of seminars and internal and external training courses.

## Occupational health and safety

### Absence

Absence is compiled as absence due to the employee's own illness, included pregnancy-related sick leave and occupational injuries. The absence ratio is calculated as the number of days of absence as a ratio of the total number of normal working days in one year, less holidays and public holidays.

### Occupational injuries and occupational diseases

Occupational injuries are defined as the number of reported occupational injuries resulting in at least one day's absence. Occupational diseases are the number of reported new cases of occupational disease.

## Knowledge

### Number of new products

Number of products with new or improved characteristics launched during the year.

### Number of active patent families

Number of inventions for which there are one or more active patent applications/active patents compiled as of year-end.

### Unique users of the CRM system

Measured as unique users of the CRM system as of year-end.

### Unique users retrieving documents from LUNA

Unique users searching for or retrieving documents from Novozymes' global archives (LUNA).

## Statement of the Board of Directors and the Management

The Board of Directors and the Management have considered and approved the Annual Report for 2002 of Novozymes A/S.

The Annual Report has been prepared in accordance with the Danish Company Accounts Act, the current Danish accounting standards, Danish accounting standard no. 20 "Information on share-based remuneration with own shares", and the regulations of the Copenhagen Stock Exchange for the presentation of accounts by listed companies. In our opinion the used accounting policies are appropriate and the Annual Report gives a true and fair view of the Group's and the Parent company's* assets, liabilities, financial position, net profit and the Group's cash flows.

The Annual Report is submitted for the approval of the Annual Meeting of Shareholders.

*Gladsaxe, February 5, 2003*

**Management:**

| | | | | |
|---|---|---|---|---|
| Steen Riisgaard<br>*President and CEO* | Per Falholt | Per Månsson | Peder Holk Nielsen | Arne W. Schmidt |

**Board of Directors:**

| | | | | |
|---|---|---|---|---|
| Henrik Gürtler<br>*Chairman* | Kurt Anker Nielsen<br>*Vice chairman* | Paul Petter Aas | Jerker Hartwall | Arne Hansen |
| Lars Bo Køppler | Ulla Morin | Walther Thygesen | Hans Werdelin | |

* *The Annual Accounts of the Parent Company Novozymes A/S are solely included on the CD-ROM enclosed with the Annual Report. The Annual Accounts of the Parent Company form an integral part of the Annual Report.*

## Auditors' report

We have audited the Annual Report of Novozymes A/S for 2002*.

The Annual Report is the responsibility of the Company's Board of Directors and Management. Our responsibility is to express an opinion on the Annual Report based on our audit.

### Basis of opinion

We conducted our audit in accordance with International and Danish auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the Annual Report is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Annual Report. An audit also includes assessing the accounting policies used and significant estimates made by the Board of Directors and Management, as well as evaluating the overall Annual Report presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit did not give rise to any qualifications.

### Opinion

In our opinion, the Annual Report gives a true and fair view of the Group's and the Parent Company's** assets, liabilities, shareholders' equity and financial position at December 31, 2002, and of the results of the Group's and the Parent Company's operations and consolidated cash flows for 2002 in accordance with the Danish Company Accounts Act and the accounting regulations for the companies listed on the Copenhagen Stock Exchange.

*Gladsaxe, February 5, 2003*

PricewaterhouseCoopers

Ernst & Young
Statsautoriseret Revisionsaktieselskab

Morten Iversen
*State-Authorised Public Accountant*

Lars Holtug
*State-Authorised Public Accountant*

Ole Neerup
*State-Authorised Public Accountant*

* *In addition to the statutory audit of the Annual Report comprising the pages 1-43 (Reports) and 1-47 (Accounts and Data), PriceWaterhouseCoopers has performed a separate review and assessment of the qualitative aspects of Environment, Bioethics and Social Responsibility in the Annual Report, and provided the separate statement thereon published on page 20.*

** *The Annual Accounts of the Parent Company Novozymes A/S are solely included on the CD-ROM enclosed with the Annual Report. The Annual Accounts of the Parent Company form an integral part of the Annual Report.*

## Statement from PricewaterhouseCoopers relating to qualitative aspects of Environment, Bioethics and Social Responsibility comprised by the Annual Report 2002 of Novozymes

As independent auditors, we have, in addition to our audit of the Annual Report and at the request of the Management, reviewed and assessed the qualitative aspects of Environment, Bioethics and Social Responsibility in the Annual Report. The quantitative aspects, on which this statement is based, are comprised by our audit of the Annual Report. Moreover, we have reviewed and assessed management systems, processes and competences supporting Novozymes' performance in these areas. The Company's Management is responsible for the Annual Report. It is our responsibility, on the basis of the principles of AA1000 Assurance Standard*, to conclude whether Novozymes complies with the principles in question.

### Basis of opinion

We have performed our work in accordance with the International Standards on Auditing** and AA1000 Assurance Standard* with a view to obtaining reasonable assurance that the Annual Report provides a complete, accurate and balanced representation as regards Environment, Bioethics and Social Responsibility.

On the basis of an assessment of materiality and risk, our work has comprised a review of management and reporting systems as well as internal control systems, interviews with the Chairman of the Board of Directors, Executive Management, Management representatives and employees at selected reporting units (Tianjin, China; Franklinton, USA; and Kalundborg and Fuglebakken, Denmark). Moreover, our work has comprised analyses and tests of documentation relating to representations made. As part of our audit, we have on a test basis reviewed data and underlying documentation and checked whether data has been reported in accordance with the accounting policies applied. Finally, we have assessed the overall presentation. In our opinion, the work performed provides a reasonable basis for our conclusion.

### Opinion and recommendations

We can state that:

- in our opinion, Novozymes has identified material stakeholders as well as environmental and social aspects relating to the Company's activities. In our assessment, proposals and wishes put forward by important stakeholders are heard;
- the Annual Report provides the most important, known information concerning Environment, Bioethics and Social Responsibility and the information provides a complete, accurate and balanced representation of Novozymes' work with the important activities stated under accounting policies;
- this Report will be made available to all Novozymes' stakeholders;
- the existing management and reporting systems as well as the internal control systems support the reliability of the information in the Annual Report.

We recommend that:

- the identification process of stakeholders be further systematised, extended and streamlined and that the stakeholder dialogue be further strengthened;
- the measures planned concerning further extension and integration of Environment, Bioethics and Social Responsibility in the business be implemented. We find these measures appropriate and they will further strengthen Novozymes in achieving its vision
- an examination be made as to whether Novozymes may, to an increased extent, achieve benchmarking against other enterprises.

*Copenhagen, February 5, 2003*
PricewaterhouseCoopers

| | |
|---|---|
| Lars Holtug | Helle Bank Jørgensen |
| *State-Authorised Public Accountant* | *State-Authorised Public Accountant* |

* *AA1000 Assurance Standard, Guiding Principles, Consultation Document, AccountAbility, June 2002.*
** *ISA 100 Assurance Engagements, International Auditing Practices Committee, June 2000.*

## Profit and loss account and statement of shareholders' equity

| | Note | 2000 DKK million | 2001 DKK million | 2002 DKK million |
|---|---|---|---|---|
| Net turnover | 1, 2 | 5,033 | 5,271 | 5,642 |
| Production costs | 3, 5 | 2,414 | 2,516 | 2,734 |
| **Gross profit** | | **2,619** | **2,755** | **2,908** |
| Sales and distribution costs | 3, 5 | 657 | 680 | 729 |
| Research and development costs | 1, 3, 5 | 645 | 678 | 713 |
| Administrative costs | 3, 4, 5 | 515 | 531 | 575 |
| Licence fees and Other operating income (net) | 6 | 23 | 38 | 56 |
| **Operating profit** | | **825** | **904** | **947** |
| Financial income | 7 | 120 | 130 | 131 |
| Financial costs | 8 | 240 | 163 | 178 |
| **Profit before taxation** | | **705** | **871** | **900** |
| Corporation tax | 9 | 220 | 267 | 253 |
| **Profit including minority interests** | | **485** | **604** | **647** |
| Equity minority interests | | (2) | (2) | (3) |
| **Net profit** | | **483** | **602** | **644** |
| Proposed dividend per share | | DKK 1.65 | DKK 2.00 | DKK 2.25 |

| | Share capital | Other comprehensive income | Retained earnings | Proposed dividend | Total |
|---|---|---|---|---|---|
| **Shareholders' equity at January 1, 2001** | **754** | **385** | **2,699** | **124** | **3,962** |
| Net profit | | | 456 | 146 | 602 |
| Currency translation of investment in subsidiaries, etc. | | 75 | | | 75 |
| Purchase of own participating interests | | | (424) | | (424) |
| Value adjustment of hedging instruments | | (45) | | | (45) |
| Dividend paid | | | | (124) | (124) |
| Other adjustments | | 12 | | | 12 |
| **Shareholders' equity at January 1, 2002** | **754** | **427** | **2,731** | **146** | **4,058** |
| Net profit | | | 482 | 162 | 644 |
| Currency translation of investment in subsidiaries, etc. | | (237) | | | (237) |
| Purchase of own participating interests | | | (185) | | (185) |
| Value adjustment of hedging instruments | | 6 | | | 6 |
| Dividend paid | | | | (146) | (146) |
| Other adjustments | | | 15 | | 15 |
| **Shareholders' equity at December 31, 2002** | **754** | **196** | **3,043** | **162** | **4,155** |

Reference is made to Note 15 concerning own participating interests and average number of shares.

# Balance sheet

## Assets

| | Note | Dec. 31, 2001 DKK million | Dec. 31, 2002 DKK million |
|---|---|---|---|
| Acquired patents, licences and know-how | | 178 | 297 |
| Goodwill | | 42 | 117 |
| **Intangible fixed assets** | 10 | **220** | **414** |
| Land and buildings | | 2,165 | 1,996 |
| Production plant and machinery | | 1,369 | 1,217 |
| Other equipment | | 492 | 480 |
| Tangible fixed assets under construction and prepayments on account for tangible assets | | 512 | 430 |
| **Tangible fixed assets** | 11 | **4,538** | **4,123** |
| Other securities and participating interests | | 22 | 37 |
| **Financial fixed assets** | 12 | **22** | **37** |
| **Total fixed assets** | | **4,780** | **4,574** |
| Raw materials and consumables | | 166 | 194 |
| Work in progress | | 339 | 339 |
| Finished goods | | 886 | 785 |
| **Stocks** | | **1,391** | **1,318** |
| Trade debtors | | 924 | 821 |
| Amounts owed by related parties | | 9 | 27 |
| Tax receivable | 9 | 212 | 240 |
| Deferred tax receivable | 9 | 38 | 31 |
| Other debtors | 13 | 213 | 341 |
| **Debtors** | | **1,396** | **1,460** |
| **Securities** | 14 | **193** | **166** |
| **Cash at bank and in hand** | | **693** | **832** |
| **Total current assets** | | **3,673** | **3,776** |
| **Total assets** | | **8,453** | **8,350** |

## Liabilities and shareholders' equity

| | Note | Dec. 31, 2001 DKK million | Dec. 31, 2002 DKK million. |
|---|---|---|---|
| Share capital | 15 | 754 | 754 |
| Other comprehensive income | | 427 | 196 |
| Retained earnings | 15 | 2,731 | 3,043 |
| Proposed dividend | | 146 | 162 |
| **Total shareholders' equity** | | **4,058** | **4,155** |
| **Minority interests** | | **105** | **93** |
| Provisions for pension commitments and similar obligations | | 59 | 57 |
| Provisions for deferred tax | 9, 16 | 1,017 | 997 |
| Other provisions | | 14 | 25 |
| **Total provisions** | | **1,090** | **1,079** |
| Credit institutions | 17 | 1,917 | 1,863 |
| **Total long-term liabilities** | | **1,917** | **1,863** |
| Credit institutions | 18 | 286 | 204 |
| Trade creditors | | 287 | 255 |
| Amounts owed to related parties | | 55 | 74 |
| Tax payable | 9 | 71 | 47 |
| Other creditors | | 584 | 580 |
| **Total current liabilities** | | **1,283** | **1,160** |
| **Total liabilities** | | **3,200** | **3,023** |
| **Total liabilities and shareholders' equity** | | **8,453** | **8,350** |

Notes regarding:

| | |
|---|---|
| Foreign currency in the balance sheet | 19 |
| Financial instruments in the Group | 20 |
| Contingent liabilities and pending litigations | 21 |
| Related party transactions | 22 |
| Grants | 23 |
| Cash flow | 24, 25, 26 |
| Acquisition of activities | 27 |
| United States Generally Accepted Accounting Principles (US GAAP) | 28 |

## Cash flows and financial reserves

| | Note | 2000 DKK million | 2001 DKK million | 2002 DKK million |
|---|---|---|---|---|
| **Net profit** | | **483** | **602** | **644** |
| Reversals with no effect on cash flow | 24 | 788 | 927 | 921 |
| Corporation tax paid | | (229) | (199) | (313) |
| Interest received | | 88 | 61 | 92 |
| Interest paid | | (161) | (142) | (140) |
| **Cash flow before change in working capital** | | **969** | **1,249** | **1,204** |
| **Change in working capital:** | | | | |
| (Increase)/decrease in trade debtors and other debtors | | (212) | 46 | 12 |
| (Increase)/decrease in stocks | | 88 | (127) | (20) |
| Increase/(decrease) in amounts owed to related parties (net) | | 121 | (105) | 1 |
| Increase/(decrease) in trade creditors and other creditors | | 72 | 97 | (16) |
| **Cash flow from operating activities** | | **1,038** | **1,160** | **1,181** |
| **Investments:** | | | | |
| Purchase of intangible fixed assets | | – | (32) | – |
| Sale of tangible fixed assets | | 15 | 16 | 33 |
| Purchase of tangible fixed assets | 11 | (398) | (466) | (367) |
| Acquisition of activities | 27 | – | (191) | (272) |
| **Cash flow from investing activities** | | **(383)** | **(673)** | **(606)** |
| **Free cash flow** | | **655** | **487** | **575** |
| **Financing:** | | | | |
| Long-term loans issued | | – | 1,000 | – |
| Loan repaid | | (750) | (1,100) | (22) |
| Net lending to Houseowners Associations | | – | – | (15) |
| Loan issued from/(repaid to) the Novo Nordisk Group | | (40) | (25) | – |
| Purchase of shares in Novo Nordisk A/S | | (189) | – | – |
| Purchase of own participating interests | | (8) | (424) | (185) |
| Addition to minority interests | | – | 20 | – |
| Dividend paid | | – | (124) | (146) |
| **Cash flow from financing activities** | | **(987)** | **(653)** | **(368)** |
| **Net cash flow** | | **(332)** | **(166)** | **207** |
| Unrealised gain/(loss) on currencies and securities included in the financial reserves | | (13) | (5) | 14 |
| **Net change in financial reserves** | | **(345)** | **(171)** | **221** |
| Financial reserves at January 1 | | 923 | 578 | 407 |
| **Financial reserves at December 31** | 25 | **578** | **407** | **628** |
| Undrawn committed credit facilities | 26 | 1,000 | 1,500 | 2,500 |
| **Financial reserves at 31 December** | | **1,578** | **1,907** | **3,128** |

The figures in the statement of cash flows cannot be derived directly from the consolidated accounts for 2000, 2001 and 2002. The reason is that for each of these years, in order to present the statement of cash flows, the balance sheet at the beginning of the year is converted at the exchange rate at the end of the same year. This eliminates the changes in cash flow due to exchange rate fluctuations.

## Note 1 – Segmented data

### Primary segment – Activities

| DKK million | | Enzymes etc. 2000 | 2001 | 2002 | Microorganisms 2000 | 2001 | 2002 | Group, total 2000 | 2001 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| **Net turnover, total** | | **5,033** | **5,201** | **5,437** | **–** | **70** | **205** | **5,033** | **5,271** | **5,642** |
| Research and development costs | | (645) | (668) | (690) | – | (10) | (23) | (645) | (678) | (713) |
| Operating profit before depreciation and amortisation (EBITDA) | | 1,316 | 1,388 | 1,449 | – | 8 | 30 | 1,316 | 1,396 | 1,479 |
| Operating profit (EBIT) | | 825 | 903 | 937 | – | 1 | 10 | 825 | 904 | 947 |
| Financial costs, net | | | | | | | | (120) | (33) | (47) |
| Profit before taxation | | | | | | | | 705 | 871 | 900 |
| Minority interests' share of net profit | | | | | | | | (2) | (2) | (3) |
| **Net profit** | | | | | | | | **483** | **602** | **644** |
| Segment fixed assets | | 4,586 | 4,613 | 4,267 | – | 167 | 307 | 4,586 | 4,780 | 4,574 |
| Segment liabilities | | 1,013 | 875 | 774 | – | 124 | 217 | 1,013 | 999 | 991 |
| Fixed asset investments | | 398 | 490 | 453 | – | 174 | 167 | 398 | 664 | 620 |
| Depreciation | | 491 | 485 | 512 | – | 7 | 20 | 491 | 492 | 532 |
| EBITDA margin | % | 26.1 | 26.7 | 26.7 | – | 11.4 | 14.6 | 26.1 | 26.5 | 26.2 |
| EBIT margin | % | 16.4 | 17.4 | 17.2 | – | 1.4 | 4.9 | 16.4 | 17.2 | 16.8 |
| Total number of employees at year-end | | 3,208 | 3,371 | 3,584 | – | 104 | 154 | 3,208 | 3,475 | 3,738 |

Activities in Novozymes Biopharma AB were acquired at July 1, 2002 and is included in Enzymes, etc.

## Note 2 – Net turnover

| DKK million | 2000 | 2001 | 2002 |
|---|---|---|---|
| Technical enzymes, etc. | 3,548 | 3,377 | 3,400 |
| Food enzymes | 1,187 | 1,387 | 1,482 |
| Feed enzymes | 298 | 437 | 555 |
| Microorganisms | – | 70 | 205 |
| **Total net turnover** | **5,033** | **5,271** | **5,642** |
| Of which percentage sale to the two principal customers | 29% | 24% | 22% |

| DKK million | 2000 | 2001 | 2002 |
|---|---|---|---|
| By geographical area: | | | |
| Denmark | 75 | 123 | 188 |
| Rest of Europe, Middle East and Africa | 2,075 | 2,108 | 2,266 |
| North America | 1,392 | 1,562 | 1,714 |
| Asia Pacific | 990 | 1,021 | 1,070 |
| Latin America | 501 | 457 | 404 |
| **Total net turnover** | **5,033** | **5,271** | **5,642** |

In 2000 and 2001 the two principal customers were in the same business area. In 2002 there has been a shift so that the two principal customers are in two different business areas.

**Note 3 – Employee costs**

**Share-based remuneration**

Allocation of share options to the Management, managerial and other staff is tied to results in achieved profits and shareholder value goals. The purpose of the share option schemes is to ensure common goals for the Management, employees and shareholders, and to retain and attract employees.

In 2002 share options were allocated to the Management, managerial and other staff. The maturity of the options is eight years, and each option gives the holder of the option the right after three years to purchase one share at a nominal value of DKK 10 per share option. The Management have previously been allocated share options with a maturity of between six and eight years, which after three years give the holder of the option the right to purchase one share with a nominal value of DKK 10 per share option. Previously, share options with a maturity of eight years have been allocated to other managerial staff. After three years, the options give the right to purchase one share with a nominal value of DKK 10 per share option.

The share option programme for other employees is originally planned to run for three years, making it possible to be allocated share options for the years 2001, 2002 and 2003. The share options have a binding period of three years and an exercise period of five years after the binding period.

All share options concerning 2002 are issued at an exercise price equal to the listed price for Novozymes' shares at January 1, 2002. Previously, the options were issued at an exercise price equal to the listed price for the company's shares at the time that the options were issued or at the time that the option scheme was announced.

| Share options in Novozymes A/S per share | The Management | Other managerial staff | Other staff | Total | Exercise price per option in DKK | Remaining maturity | Market value DKK million*) |
|---|---|---|---|---|---|---|---|
| **Outstanding at December 31, 1999** | **15,950** | **59,400** | | **75,350** | **89 **** | **4** | |
| Allocated regarding 2000 | 8,200 | 51,500 | | 59,700 | 101 | 5 | |
| Stock-exchange listing options, the Management | 312,200 | | | 312,200 | 101 | 4 | |
| Stock-exchange listing options, other managerial staff | | 326,000 | | 326,000 | 150 | 6 | |
| Transferred to Novo A/S | (3,950) | (4,300) | | (8,250) | | | |
| **Outstanding at December 31, 2000** | **332,400** | **432,600** | | **765,000** | **120 **** | **4.5** | |
| Allocated regarding 2001 | 25,100 | 262,000 | | 287,100 | 159 | 7 | |
| Allocated regarding 2001 | | | 926,750 | 926,750 | 186 | 7 | |
| Options exercised in 2001 | (1,100) | | | (1,100) | 97 | | |
| Resigned employees 2001 | | (17,700) | | (17,700) | | | |
| **Outstanding at December 31, 2001** | **356,400** | **676,900** | **926,750** | **1,960,050** | **156 **** | **6.0** | |
| Allocated regarding 2002 | 25,700 | 237,850 | 482,575 | 746,125 | 169 | 8 | |
| Options exercised in 2002 | | (2,400) | | (2,400) | 64 | | |
| Resigned employees 2002 | | (26,900) | (43,800) | (70,700) | | | |
| **Outstanding at December 31, 2002** | **382,100** | **885,450** | **1,365,525** | **2,633,075** | **160 **** | **6.5** | |
| Outstanding programme 1997 | 4,200 | | | 4,200 | 97 | 3 | 0 |
| Outstanding programme 1998 | 3,150 | 16,600 | | 19,750 | 64 | 4 | 2 |
| Outstanding programme 1999 | 4,250 | 36,100 | | 40,350 | 101 | 5 | 2 |
| Outstanding programme 2000 | 7,500 | 51,100 | | 58,600 | 101 | 5 | 3 |
| Outstanding programme 2000 | 312,200 | | | 312,200 | 101 | 4 | 16 |
| Outstanding programme 2000 | | 299,000 | | 299,000 | 150 | 6 | 6 |
| Outstanding programme 2001 | 25,100 | 244,800 | | 269,900 | 159 | 7 | 6 |
| Outstanding programme 2001 | | | 882,950 | 882,950 | 186 | 7 | 13 |
| Outstanding programme 2002 | 25,700 | 237,850 | 482,575 | 746,125 | 169 | 8 | 18 |
| **Outstanding at December 31, 2002** | **382,100** | **885,450** | **1,365,525** | **2,633,075** | | | **66** |

**Note 3 – Employee costs (continued)**

*) The market value is calculated on the basis of the Black-Scholes model for valuation of options. For 2002, as of December 31, 2002 the calculation is based on the conditions of dividend per share of DKK 2.25 and a volatility of 23.6%; the risk-free interest is assessed at 3.1%; and the expected maturity is fixed at one year after the expiry of the binding period.

**) The exercise price is an average of several share option schemes.

At December 31, 2002 the Group's outstanding Novo Nordisk A/S options amounted to 607,000, with an average exercise price of DKK 183 per share of DKK 2 and a market value of the shares of DKK 127 million. These options are hedged by the Group's Novo Nordisk A/S shares. The Management and other managerial staff have utilised 10,000 Novo Nordisk A/S options in 2002.

The Group is obliged to divest 8,250 shares at DKK 1 million to Novo A/S with regard to options allocated to employees who were transferred to Novo A/S in connection with the Demerger. The shares shall be divested at a time when the options for these employees can be exercised, and Novozymes A/S is committed to reimburse expenses equivalent to the value of the shares at the time of the transition of the employees to Novo A/S. Of these shares, 300 were divested in 2002, so that the liability at December 31, 2002 totals 7,950 shares.

**Holdings of and trading in Novozymes A/S shares by the Board of Directors and the Management**

| Number of Novozymes A/S shares | Board of Directors | Management | Number of shares |
|---|---|---|---|
| Share portfolio at the beginning of the year | 13,665 | 81,331 | 94,986 |
| Purchase of shares during the year | 1,383 | 2,200 | 3,583 |
| **Share portfolio at December 31** | **15,038** | **83,531** | **98,569** |

The share portfolio had a market value of DKK 16.0 million at the beginning of the year, while the market value was DKK 14.6 million based on the listed prices at year-end 2001 and year-end 2002 respectively.

**Holdings, exercise and allocations of share options for the Management**

| Number of share options in Novozymes A/S | Options at beginning of year | Exercised during the year | Allocated during the year | Options at year-end | Market value DKK milion |
|---|---|---|---|---|---|
| Steen Riisgaard | 107,300 | – | 6,500 | 113,800 | 5.5 |
| Per Falholt | 61,800 | – | 4,800 | 66,600 | 3.1 |
| Per Månsson | 61,900 | – | 4,800 | 66,700 | 3.1 |
| Peder Holk Nielsen | 62,150 | – | 4,800 | 66,950 | 3.2 |
| Arne W. Schmidt | 63,250 | – | 4,800 | 68,050 | 3.2 |
| **Holdings of share options at December 31** | **356,400** | – | **25,700** | **382,100** | |

| | 2000 DKK million | 2001 DKK million | 2002 DKK million |
|---|---|---|---|
| Total remuneration to the Management | 12 | 15 | 17 |
| Total remuneration to the Board of Directors | 1 | 2 | 2 |

**Note 3 – Employee costs (continued)**

| DKK million | 2000 | 2001 | 2002 |
|---|---|---|---|
| Wages and salaries | 1,115 | 1,220 | 1,350 |
| Pensions | 69 | 70 | 86 |
| Other contributions to social security | 77 | 86 | 110 |
| Other employee costs | 73 | 77 | 81 |
| **Total employee costs** | **1,334** | **1,453** | **1,627** |
| Included in the profit and loss account under the following functions: | | | |
| Production | 572 | 596 | 661 |
| Sales and distribution | 232 | 256 | 292 |
| Research and development | 319 | 342 | 376 |
| Administration | 220 | 254 | 298 |
| | **1,343** | **1,448** | **1,627** |
| Included in the assets as: | | | |
| Change in employee costs included in stocks | (9) | 5 | – |
| **Total employee costs** | **1,334** | **1,453** | **1,627** |
| Geographical distribution: | | | |
| Denmark | 830 | 882 | 968 |
| Rest of Europe, Middle East and Africa | 90 | 100 | 134 |
| North America | 248 | 308 | 368 |
| Asia Pacific | 122 | 122 | 120 |
| Latin America | 44 | 41 | 37 |
| **Total employee costs** | **1,334** | **1,453** | **1,627** |
| Average number of employees in the Group | 3,204 | 3,349 | 3,629 |
| Number of employees outside Denmark as a percentage of total number of employees | 41% | 42% | 45% |

Geographical distribution of employees, see page 42.

**Note 4 – Fees to statutory auditors**

| DKK million | 2000 | 2001 | 2002 |
|---|---|---|---|
| Fees to the auditors elected by the annual meeting of shareholders: | | | |
| Total fees to: | | | |
| PricewaterhouseCoopers | 13 | 16 | 12 |
| Ernst & Young | 1 | 1 | 1 |
| of which pertaining to audit by: | | | |
| PricewaterhouseCoopers | 6 | 6 | 7 |
| Ernst & Young | 1 | 1 | 1 |

**Note 5 – Depreciation and amortisation**

| DKK million | 2000 | 2001 | 2002 |
|---|---|---|---|
| Included in the profit and loss account under the following functions: | | | |
| Production | 375 | 381 | 391 |
| Sales and distribution | 36 | 30 | 30 |
| Research and development | 41 | 48 | 71 |
| Administration | 39 | 33 | 40 |
| **Total depreciation and amortisation** | **491** | **492** | **532** |

Of which amortisation of goodwill at DKK 6 million are included in Sales and distribution in 2002.

**Note 6 – Licence fees and Other operating income (net)**

| DKK million | 2000 | 2001 | 2002 |
|---|---|---|---|
| Other operating income (net) | 5 | 27 | 31 |
| Licence fees | 18 | 11 | 25 |
| **Total licence fees and Other operating income (net)** | **23** | **38** | **56** |

**Note 7 – Financial income**

| DKK million | 2000 | 2001 | 2002 |
|---|---|---|---|
| Interest received | 89 | 61 | 91 |
| Gain on securities, etc. (net) | 31 | 33 | – |
| Foreign exchange gain (net) | – | 36 | 40 |
| **Total financial income** | **120** | **130** | **131** |

**Note 8 – Financial costs**

| DKK million | 2000 | 2001 | 2002 |
|---|---|---|---|
| Interest paid | 166 | 137 | 137 |
| Loss on securities, etc. (net) | – | – | 27 |
| Foreign exchange loss (net) | 65 | – | – |
| Other financial costs | 9 | 26 | 14 |
| **Total financial costs** | **240** | **163** | **178** |
| Interest paid including capitalised financing interest | 181 | 149 | 140 |
| Capitalised financing interest under Tangible fixed assets | 15 | 12 | 3 |

**Note 9 – Tax**

| DKK million | Tax in the profit and loss account | Tax payable/ (tax receivable) | Deferred tax/ (deferred tax receivable) |
|---|---|---|---|
| At January 1, 2002 | | (141) | 979 |
| Currency adjustment | | 2 | (52) |
| Tax on equity postings | | 45 | – |
| Tax on the profit for the year | 253 | 214 | 39 |
| | **253** | **120** | **966** |
| Paid on account for 2002 | | (270) | – |
| Paid relating to previous years | | (43) | – |
| **Paid for the year** | **–** | **(313)** | **–** |
| **Tax at December 31, 2002** | **253** | **(193)** | **966** |
| Tax receivable/deferred tax receivable | | (240) | (31) |
| Tax payable/deferred tax | | 47 | 997 |
| | **253** | **(193)** | **966** |
| Tax for the year: | | | |
| Current tax on the profit for the year | 200 | | |
| Deferred tax adjustment | 53 | | |
| **Tax on the profit for the year** | **253** | | |

| | 2000 | 2001 | 2002 |
|---|---|---|---|
| **Computation of effective tax rate:** | | | |
| Statutory corporation tax rate in Denmark | 32.0% | 30.0% | 30.0% |
| Non-tax deductible costs | 1.5% | 0.2% | 0.2% |
| Deviations in foreign subsidiary companies' tax rates | (1.0%) | (0.2%) | (2.3%) |
| Effect of change in tax rate in Denmark | (2.9%) | – | – |
| Other adjustments | 1.7% | 0.7% | 0.2% |
| **Effective tax rate** | **31.3%** | **30.7%** | **28.1%** |

**Note 10 – Intangible fixed assets**

| DKK million | Acquired patents, licences and know-how | Goodwill | Total |
|---|---|---|---|
| Cost at January 1, 2002 | 289 | 43 | 332 |
| Currency adjustment | (4) | (7) | (11) |
| Acquisition of activities | 149 | 88 | 237 |
| Disposals during the year | (1) | – | (1) |
| **Cost at December 31, 2002** | **433** | **124** | **557** |
| Amortisation and write-downs at January 1, 2002 | 111 | 1 | 112 |
| Currency adjustment | (3) | – | (3) |
| Amortisation and write-downs for the year | 29 | 6 | 35 |
| Amortisation and write-downs eliminated on disposals during the year | (1) | – | (1) |
| **Amortisation and write-downs at December 31, 2002** | **136** | **7** | **143** |
| **Book value at December 31, 2002** | **297** | **117** | **414** |

# Notes

## Note 11 – Tangible fixed assets

| DKK million | Land and buildings | Production plant and machinery | Other equipment | Tangible assets under construction and payments on account for tangible fixed assets | Total |
|---|---|---|---|---|---|
| Cost at January 1, 2002 | 3,158 | 3,900 | 1,263 | 512 | 8,833 |
| Currency adjustment | (246) | (185) | (54) | (20) | (505) |
| Acquisition of activities | 2 | 8 | 5 | 1 | 16 |
| Additions during the year | 9 | 31 | 26 | 301 | 367 |
| Disposals during the year | (1) | (194) | (102) | – | (297) |
| Transfer (to)/from other items | 76 | 178 | 110 | (364) | – |
| **Cost at December 31, 2002** | **2,998** | **3,738** | **1,248** | **430** | **8,414** |
| Depreciation at January 1, 2002 | 993 | 2,531 | 771 | – | 4,295 |
| Currency adjustment | (91) | (102) | (38) | – | (231) |
| Depreciation for the year | 100 | 265 | 132 | – | 497 |
| Depreciation eliminated on disposals during the year | – | (173) | (97) | – | (270) |
| **Depreciation at December 31, 2002** | **1,002** | **2,521** | **768** | **–** | **4,291** |
| **Book value at December 31, 2002** | **1,996** | **1,217** | **480** | **430** | **4,123** |

Of which commitments to third parties concerning investments in fixed assets as of December 31, 2002 amount to DKK 27 million, compared to DKK 56 million at December 31, 2001.

**Geographical distribution:**

| | |
|---|---|
| Denmark | 2,289 |
| Rest of Europe, Middle East and Africa | 88 |
| North America | 917 |
| Asia Pacific | 794 |
| Latin America | 35 |
| **Book value at December 31, 2002** | **4,123** |

## Note 12 – Financial fixed assets

| DKK million | Others securities and participating interests |
|---|---|
| Cost at January 1, 2002 | 22 |
| Additions during the year | 17 |
| Disposals during the year | (2) |
| **Cost at December 31, 2002** | **37** |
| **Book value at December 31, 2002** | **37** |

## Note 13 – Other debtors

| DKK million | 2001 | 2002 |
|---|---|---|
| Interest receivable | 10 | 10 |
| Receivable from public authorities | 21 | 35 |
| Withholding tax receivable | 2 | 1 |
| Deposits | 31 | 26 |
| Prepaid expenses | 55 | 54 |
| Hedging instruments | 31 | 119 |
| Other debtors | 63 | 96 |
| **Total other debtors at December 31, 2002** | **213** | **341** |

## Note 14 – Securities

| DKK million | 2001 | 2002 |
|---|---|---|
| Shares | 193 | 166 |
| **Total securities at December 31, 2002** | **193** | **166** |
| At original aquisition cost | 166 | 166 |

## Note 15 – Shareholders' equity

| DKK million | 2001 | 2002 |
|---|---|---|
| **Shareholders' equity is distributed as follows at nominal value:** | | |
| A share capital | | |
| – 10,748,720 shares of DKK 10 | 107 | 107 |
| B share capital | | |
| – 64,690,112 shares of DKK 10 | 647 | 647 |
| **Share capital at December 31** | **754** | **754** |

Each A share gives entitlement to 10 votes, while a B share gives entitlement to one vote.

**Own participating interests – B shares**

| | 2001 | 2002 |
|---|---|---|
| **Cost (DKK million)** | | |
| Cost at January 1 | 21 | 445 |
| Additions during the year | 424 | 185 |
| Disposals during the year | 0 | 0 |
| **Cost at December 31** | **445** | **630** |
| **Nominal value (DKK million)** | | |
| Nominal value at January 1 | 2 | 26 |
| Additions during the year | 24 | 11 |
| Disposals during the year | 0 | 0 |
| **Nominal value at December 31** | **26** | **37** |
| **Shares** | | |
| Shares at January 1 | 182,241 | 2,550,000 |
| Additions during the year | 2,369,959 | 1,132,300 |
| Disposals during the year | (2,200) | (2,700) |
| **Shares at December 31** | **2,550,000** | **3,679,600** |
| **Percentage of share capital** | | |
| Percentage of share capital at January 1 | 0.2% | 3.4% |
| Additions during the year | 3.2% | 1.5% |
| Disposals during the year | 0.0% | 0.0% |
| **Percentage of share capital at December 31** | **3.4%** | **4.9%** |

Of the holding of 3,679,600 own participating interests, 2,633,075 have been used to hedge share options.

Acquisitions of own participating interests during the year took place primarily to hedge share options.

| | 2001 | 2002 |
|---|---|---|
| Weighted average number of outstanding A and B shares (excluding holding of own B shares) | 73,611,470 | 72,336,740 |
| Weighted average number of outstanding A and B shares (diluted) excluding holding of own B shares and including options in-the-money | 74,279,224 | 73,220,295 |

## Note 16 – Provisions for deferred tax

| DKK million | 2001 | 2002 |
|---|---|---|
| Tangible fixed assets | 537 | 508 |
| Unrealised profit on intercompany sales | (100) | (89) |
| Write-down for doubtful debtors | (13) | (15) |
| Indirect production costs | 125 | 124 |
| Other | 468 | 469 |
| **Total provisions for deferred tax at December 31** | **1,017** | **997** |

## Note 17 – Credit institutions – long-term

| DKK million | 2001 | 2002 |
|---|---|---|
| Mortgage debt | 22 | – |
| Unsecured loans and other long-term loans with terms between 2004 and 2013 at an interest rate of 1.6-3.2%, excluding the amounts falling due within one year. | 1,895 | 1,863 |
| **Total credit institutions at December 31** | **1,917** | **1,863** |
| The debt is payable within the following periods as from the balance sheet date: | | |
| Between 1 and 2 years | 2 | 296 |
| Between 2 and 3 years | 336 | 1,010 |
| Between 3 and 4 years | 1,000 | – |
| Between 4 and 5 years | – | – |
| After 5 years | 579 | 557 |
| | **1,917** | **1,863** |
| The debt is denominated in the following currencies: | | |
| CHF | 22 | – |
| DKK | 1,000 | 1,557 |
| EUR | 557 | 10 |
| USD | 336 | 296 |
| Other | 2 | – |
| | **1,917** | **1,863** |

Adjustment of the above loans at market value to December 31, 2002 would not have entailed a value adjustment.

### Note 18 – Credit institutions – short-term

| DKK million | 2001 | 2002 |
|---|---|---|
| Credit institutions | 286 | 204 |
| Loans with amounts falling due within one year | – | – |
| **Total credit institutions at December 31** | **286** | **204** |
| The debt is denominated in the following currencies: | | |
| CNY | 156 | 96 |
| JPY | 115 | 67 |
| USD | – | 39 |
| DKK | 2 | 1 |
| EUR | 13 | – |
| Other | – | 1 |
| | **286** | **204** |

### Note 19 – Foreign currencies in the balance sheet

#### Hedging of assets and liabilities in foreign currency

| DKK million | Assets in DKK | Liabilities in DKK | Net assets in DKK | Contracted financial instruments in DKK | Net assets with transaction risk in DKK | Net assets with transaction risk in currency | Exchange rate at December 31, 2002 (for 100 units) |
|---|---|---|---|---|---|---|---|
| CHF | 210 | 159 | 51 | – | 51 | 10 | 510.68 |
| EUR | 319 | 24 | 295 | (499) | (204) | (27) | 742.43 |
| GBP | 8 | 8 | – | – | – | – | 1,139.92 |
| JPY | 69 | 4 | 65 | (65) | – | – | 5.97 |
| USD | 642 | 574 | 68 | (68) | – | – | 708.22 |
| Others | 152 | 85 | 67 | – | 67 | – | |
| | **1,400** | **854** | **546** | **(632)** | **(86)** | | |

Transaction risk is the possibility of gains/losses on transactions which are open on the balance sheet date, due to subsequent exchange rate changes. The gains/losses will be included in the profit and loss account.

#### Hedging of investments in foreign subsidiaries

| Million | Net investment in foreign subsidiaries in DKK | Contracted financial instruments in DKK | Net assets with translation risk in DKK | Net assets with translation risk in currency | Exchange rate at December 31, 2002 (for 100 units) |
|---|---|---|---|---|---|
| BRL | 60 | – | 60 | 30 | 200.65 |
| CHF | 395 | (306) | 89 | 17 | 510.68 |
| CNY | 642 | – | 642 | 748 | 85.85 |
| EUR | 90 | – | 90 | 12 | 742.43 |
| JPY | 104 | (75) | 29 | 492 | 5.97 |
| USD | 1,035 | (637) | 398 | 56 | 708.22 |
| Others | 109 | – | 109 | – | |
| | **2,435** | **(1,018)** | **1,417** | | |

Translation risk is the possibility of gains/losses arising from translation of net assets in subsidiaries due to subsequent exchange rate changes. The gains/losses will be included directly in Other comprehensive income under Shareholders' equity.

## Note 20 – Financial instruments in the Group

| DKK million | Contract amount based on agreed rates | Gain/(loss) on revaluation to market value December 31, 2002 | Of which included in the 2002 profit and loss account | Charged directly to shareholders' equity December 31, 2002: To equity hedging | Charged directly to shareholders' equity December 31, 2002: Deferred transfer to profit and loss account gain/(loss) | Interest margin p.a. | Maturity periods |
|---|---|---|---|---|---|---|---|
| **Forward exchange contracts, net sales** | | | | | | | |
| USD/DKK | 426 | 60 | (1) | – | 61 | | Jan.–Nov. 2003 |
| JPY/DKK | 309 | 22 | 6 | – | 16 | | Jan.–Dec. 2003 |
| DKK/CHF | 248 | 1 | 1 | – | – | | Jan.–June 2003 |
| DKK/GBP | 7 | – | – | – | – | | Jan. 2003 |
| | **990** | **83** | **6** | **–** | **77** | | |
| **Currency swaps to hedge shareholders' equity** | | | | | | | |
| CHF/DKK | 275 | (39) | 1 | (31) | (9) | 1.7% | Sept. 2008 |
| JPY/DKK | 38 | 7 | 1 | 5 | 1 | 4.9% | May 2004 |
| JPY/DKK | 45 | 6 | 1 | 3 | 2 | 4.7% | April 2005 |
| USD/DKK | 423 | 62 | – | 69 | (7) | 0.1% | Nov. 2005 |
| | **781** | **36** | **3** | **46** | **(13)** | | |
| **Interest rate swap to hedge currency loans** | | | | | | | |
| USD/USD | 352 | (13) | – | – | (13) | (3.5)% | June 2004 |
| | **352** | **(13)** | **–** | **–** | **(13)** | | |
| **Currency loan for equity hedging** | | | | | | | |
| USD | 263 | (20) | – | 20 | – | | June 2004 |
| | **263** | **(20)** | **–** | **(20)** | **–** | | |
| **Currency swap** | | | | | | | |
| EUR/DKK | 500 | (10) | 1 | – | (11) | (0.9)% | Dec. 2005 |
| | **500** | **(10)** | **1** | **–** | **(11)** | | |
| | **2,886** | **76** | **10** | **26** | **40** | | |

The Group's expected future net cash flows in major currencies are hedged as follows:

| Currency | Number of months hedged |
|---|---|
| JPY | 12 |
| USD | 11 |

As the financial instruments are entered into with major creditworthy banks, they are not considered to be subject to significant credit risk.

# Notes

## Note 21 – Contingent liabilities and pending litigations

| DKK million | 2001 | 2002 |
| --- | --- | --- |
| **Contingent liabilities** | | |
| Rental and leasing commitments expiring within the following periods as from the balance sheet date: | | |
| Within 1 year | 27 | 30 |
| Between 1 and 2 years | 20 | 22 |
| Between 2 and 3 years | 15 | 17 |
| Between 3 and 4 years | 13 | 15 |
| Between 4 and 5 years | 13 | 14 |
| After 5 years | 81 | 85 |
| **Total contingent liabilities at December 31** | **169** | **183** |

Of which commitments at December 31, 2002 to related parties amount to DKK 80 million. The above rental and leasing commitments are related to non-cancellable operational leasing contracts.

| | | |
| --- | --- | --- |
| The year's rental and lease expenses | 50 | 47 |

| DKK million | 2001 | 2002 |
| --- | --- | --- |
| **Other contingent liabilities** | | |
| Contractual obligations relating to investments in tangible fixed assets, etc. to third party | 56 | 97 |
| Other guarantees and commitments to third party | 72 | 59 |
| Other guarantees and commitments in the Group | 279 | 214 |

### Pending litigations

Novozymes is part of an arbitration case in which it is claimed by Danisco that Novozymes has unrightfully appropriated certain lipase-related inventions. Novozymes evaluates its position in this case as positive and unchanged. As matters now stand an arbitration ruling is expected at the end of 2003 or beginning of 2004.

In addition, Novozymes is engaged in certain other legal proceedings. In the opinion of the Board of Directors and Management settlement or continuation of these proceedings will not have a material effect on the financial position of Novozymes.

### Liability for the debts and obligations of Novo Nordisk A/S

As a consequence of the Demerger of Novo Nordisk A/S into two companies Novo Nordisk A/S and Novozymes A/S are jointly and severally liable in accordance with Section 136, subsection 3 of the Danish Companies Act for debt and obligations existing after January 1, 2000, but pertaining to the period before January 1, 2000, which cannot be clearly attributed to either Novo Nordisk A/S or Novozymes A/S. The liability will be distributed proportionally between the two companies.

## Note 22 – Related party transactions

Related parties are considered to be the Novo Nordisk Foundation, Novo A/S, the Novo Nordisk Group, and houseowners associations and energy guilds that co-operate with the Novo Nordisk Group, the directors and officers of these entities, and the Board of Directors and Management of Novozymes A/S.

The Novozymes Group has had the following transactions with related parties:

| DKK million | 2001 | 2002 |
| --- | --- | --- |
| | (purchase)/sale | |
| **Novo A/S** | | |
| Stakeholder service and facilitation | (19) | (9) |
| **Novo Nordisk Group** | | |
| IT services provided by Novo Nordisk IT A/S | (120) | (98) |
| Services provided by Novo Nordisk Servicepartner A/S | (145) | (153) |
| Services provided by Novo Nordisk Engineering A/S | (57) | (37) |
| **Total** | **(322)** | **(288)** |
| Purchase of materials for production from Novo Nordisk A/S | (34) | (52) |
| Other services provided by Novo Nordisk A/S | (82) | (42) |
| **Total** | **(438)** | **(382)** |
| Services provided to the Novo Nordisk Group | 70 | 78 |
| Sale of materials for production to the Novo Nordisk group | 23 | 56 |
| **Total** | **93** | **134** |
| Sale of equipment to the Novo Nordisk Group | 0 | 30 |
| **Houseowners' Associations and Energy Guilds** | | |
| Services to Novozymes AS | (9) | (8) |
| Land and buildings, other equipment sold to houseowners' associations and energy guilds | 27 | 0 |

There have been no material transactions with the Novo Nordisk Foundation or with any director or officer of Novozymes A/S, Novo A/S, the Novo Nordisk Foundation or the Novo Nordisk Group.

## Note 23 – Grants

During the financial year the Novozymes Group has received grants for research and development of DKK 44 million, compared to DKK 38 million in 2001.

## Note 24 – Reversals with no effect on cash flow

| DKK million | 2000 | 2001 | 2002 |
|---|---|---|---|
| (Gain)/loss on sale of tangible fixed assets | 6 | 12 | (6) |
| Write-down for doubtful debtors | 22 | 27 | 9 |
| Corporation tax | 220 | 267 | 253 |
| Depreciation, amortisation and write-downs | 491 | 492 | 532 |
| Unrealised (gain)/loss on securities, etc. (net) | (31) | (33) | 27 |
| Unrealised foreign exchange (gain)/loss | (38) | 64 | 14 |
| Interest received and interest paid | 77 | 76 | 46 |
| Other items with no effect on cash flow | 41 | 22 | 46 |
| **Reversals with no effect on cash flow** | **788** | **927** | **921** |

## Note 25 – Financial reserves

Financial reserves consist of cash at bank and in hand, securities and short-term credit institutions

| *DKK million* | *2000* | *2001* | *2002* |
|---|---|---|---|
| Total securities at January 1 | 373 | 294 | – |
| *Purchase of securities* | 587 | – | – |
| Sale of securities | (666) | (294) | – |
| **Securities at December 31** | **294** | **–** | **–** |
| Short-term credit institutions at December 31 | (252) | (286) | (204) |
| Cash at bank and in hand at December 31 | 536 | 693 | 832 |
| **Financial reserves at December 31** | **578** | **407** | **628** |
| Financial reserves and securities with remaining term to maturity of more than three months at December 31 | 830 | 693 | 832 |

## Note 26 – Expiration date for undrawn committed credit facilities

The current maturity of the undrawn committed credit facilities exceeds one year.

## Note 27 – Acquisition of activities

In 2002 the Group has acquired three activities. The total acquisition cost and purchase cost is DKK 272 million. The accumulated effect of the acquisition of activities in 2002 amounts to approx. DKK 68 million in annual turnover for 2002.

| DKK million | 2001 | 2002 |
|---|---|---|
| The acquired assets and goodwill constitute the following: | | |
| Paid in cash, incl. purchase costs | 191 | 272 |
| **Total acquisition cost** | **191** | **272** |
| Fair value of acquired net assets | 148 | 184 |
| **Goodwill** | **43** | **88** |
| Assets and liabilities resulting from the acquisition of activities comprise the following: | | |
| Intangible fixed assets | 104 | 149 |
| Tangible fixed assets | 19 | 16 |
| Stocks | 12 | 10 |
| *Receivables* | 19 | 19 |
| Liabilities | (6) | (10) |
| **Fair value of acquired net assets** | **148** | **184** |
| Goodwill on acquisition of activities | 43 | 88 |
| **Total acquisition cost** | **191** | **272** |
| Less: | | |
| *Cash at bank and in hand of acquired activities* | – | – |
| **Cash payments on acquisition of activities** | **191** | **272** |

## Notes

**Note 28 – United States Generally Accepted Accounting Principles (US GAAP)**

See page 10 for a description of the Group's accounting policy. The Generally Accepted Accounting Principles (GAAP) in the United States differ in a few respects from the accounting policies applied by the Group. The areas for which US GAAP differ can be summarised as follows:

a) Financial instruments – according to Danish GAAP, the fair value of foreign exchange contracts and options hedging future income and expenses is recognised as shareholders' equity. Under US GAAP such contracts are valued at market value and value adjustment is recognised in the profit and loss account.

b) Share options and share-based remuneration – according to Danish GAAP no costs are included. According to US GAAP, the intrinsic value of the option for fixed schemes is included as a cost at the time of allocation. For variable schemes the intrinsic value is adjusted in the subsequent periods up to the time that the conditions for the scheme can be finally compiled. If no service period has been fixed, the costs are accrued throughout the binding period.

c) Goodwill – according to Danish GAAP goodwill is amortised over the expected economic life. According to US GAAP goodwill is not amortised, but instead recoverable value is subject to an annual impairment test and write-down is made if net book value exceeds recoverable value.

d) Employee shares – according to Danish GAAP employee share issue at a favourable price is posted to shareholders' equity irrespective of the favourable price. According to US GAAP the difference between market price and the favourable price is employee costs and is taken to the profit and loss account.

**Note 28 – US GAAP (continued)**

The application of the described US GAAP would have resulted in an adjustment of net profit calculated on the Danish basis as follows:

| DKK million | 2000 | 2001 | 2002 |
|---|---|---|---|
| Net profit in accordance with Danish GAAP | 483 | 602 | 644 |
| Financial instruments | 99 | 31 | 40 |
| Share options | (38) | (10) | (4) |
| Goodwill | – | 1 | 6 |
| Tax on the difference between Danish and US GAAP: | | | |
| Employee shares | – | – | 15 |
| Financial instruments | (32) | (10) | (12) |
| Share options | 11 | 3 | 1 |
| Goodwill | – | – | (2) |
| **Net profit in accordance with the US GAAP** | **523** | **617** | **688** |
| Net profit per share in accordance with US GAAP | 6.95 | 8.38 | 9.53 |
| Net profit per share (diluted) in accordance with US GAAP | 6.84 | 8.31 | 9.41 |
| Net profit per share (diluted) in accordance with Danish GAAP | 6.41 | 8.10 | 8.80 |

The application of the described US GAAP would have resulted in an adjustment of shareholders' equity calculated on a Danish basis as follows:

| DKK million | 2000 | 2001 | 2002 |
|---|---|---|---|
| Shareholders' equity in accordance with Danish GAAP | 3,962 | 4,058 | 4,155 |
| Goodwill | – | 1 | 7 |
| Tax on goodwill | – | – | (2) |
| **Shareholders' equity in accordance with US GAAP** | **3,962** | **4,059** | **4,160** |

## Summary of the Novozymes Group 1998-2002

| DKK million | | 1998 | 1999 | 2000 | 2001 | 2002 |
|---|---|---|---|---|---|---|
| **Profit and loss account** | | | | | | |
| Net turnover | | 4,264 | 4,501 | 5,033 | 5,271 | 5,642 |
| Research and development costs | | 604 | 607 | 645 | 678 | 713 |
| EBITDA* | | 1,086 | 1,166 | 1,316 | 1,396 | 1,479 |
| Operating profit | | 603 | 687 | 825 | 904 | 947 |
| Financial items (net) | | (39) | (85) | (120) | (33) | (47) |
| Profit before taxation | | 564 | 602 | 705 | 871 | 900 |
| Net profit | | 393 | 410 | 483 | 602 | 644 |
| **Balance sheet** | | | | | | |
| Fixed assets | | 4,198 | 4,584 | 4,586 | 4,780 | 4,574 |
| Current assets | | 3,532 | 3,504 | 3,755 | 3,673 | 3,776 |
| Total assets | | 7,730 | 8,088 | 8,341 | 8,453 | 8,350 |
| Share capital | | 754 | 754 | 754 | 754 | 754 |
| Shareholders' equity | | 2,677 | 3,344 | 3,962 | 4,058 | 4,155 |
| Current liabilities | | 832 | 1,034 | 2,390 | 1,283 | 1,160 |
| Long-term liabilities | | .895 | 2,790 | 927 | 1,917 | 1,863 |
| Net interest-bearing debt* | | 2,188 | 1,919 | 1,342 | 1,376 | 1,126 |
| **Investments and cash flows** | | | | | | |
| Cash flow from operations | | 1,031 | 796 | 1,038 | 1,160 | 1,181 |
| Cash flow from investing activities, net | | (403) | (566) | (383) | (673) | (606) |
| Of which investments in tangible fixed assets (net) | | (372) | (566) | (383) | (450) | (334) |
| Free cash flow | | 628 | 230 | 655 | 487 | 575 |
| Cash flow from financing activities | | (565) | (548) | (987) | (653) | (368) |
| Net cash flow | | 63 | (318) | (332) | (166) | 207 |
| **Key figures** | | | | | | |
| Sales outside Denmark as a percentage of net turnover | % | 98.5 | 98.1 | 98.5 | 97.7 | 96.7 |
| Research and development costs as a percentage of net turnover | % | 14.2 | 13.5 | 12.8 | 12.9 | 12.6 |
| EBITDA margin* | % | 25.5 | 25.9 | 26.1 | 26.5 | 26.2 |
| Operating profit margin* | % | 14.1 | 15.3 | 16.4 | 17.2 | 16.8 |
| Net profit margin | % | 9.2 | 9.1 | 9.6 | 11.4 | 11.4 |
| Effective tax rate* | % | 31.1 | 31.9 | 31.3 | 30.7 | 28.1 |
| Equity ratio* | % | 34.8 | 41.3 | 47.5 | 48.1 | 49.8 |
| Return on equity* | % | 15.5 | 13.6 | 13.2 | 15.0 | 15.7 |
| ROIC* | % | 7.4 | 8.4 | 9.8 | 12.0 | 13.1 |

The consolidated accounts for 1999 and previous years are derived from the annual accounts of the former Novo Nordisk Group and are based on the historical operating results, assets and liabilities in the enzyme business.

* For definitions, please refer to the inner cover.

## Subsidiaries of Novozymes A/S

| | Country | Year of incorporation/acquisition | | Issued share capital/ paid up capital | Percentage of shares owned (%) |
|---|---|---|---|---|---|
| Novozymes Australia Pty. Ltd. | Australia | 1976 | AUD | 500,000 | 100 |
| Novozymes Austria GmbH | Austria | 1997 | EUR | 36,337 | 100 |
| Novozymes Belgium BV | Belgium | 2000 | EUR | 18,600 | 100 |
| Novozymes Latin America Ltda. | Brazil | 1975 | BRL | 23,601,906 | 100 |
| Novozymes (China) Biotechnology Co. Ltd. | China | 1994 | CNY | 859,058,400 | 90 |
| Novozymes (China) Investment Co. Ltd. | China | 1997 | CNY | 807,759,657 | 100 |
| Novozymes (Shenyang) Bioprocessing Co. Ltd. | China | 1994 | CNY | 9,069,311 | 100 |
| Suzhou Hongda Enzyme Co. Ltd. | China | 1994 | CNY | 34,769,000 | 62 |
| Novozymes Bioindustrial A/S | Denmark | 1974 | DKK | 1,000,000 | 100 |
| Novozymes Bioindustrial China A/S | Denmark | 1999 | DKK | 729,700,000 | 100 |
| Novozymes Bioindustrial Russia A/S | Denmark | 2001 | DKK | 500,000 | 100 |
| Novozymes Biologicals France S.A. | France | 2001 | EUR | 650,000 | 100 |
| Novozymes France S.A. | France | 1976 | EUR | 45,735 | 100 |
| Novozymes Deutchland GmbH | Germany | 1991 | EUR | 255,646 | 100 |
| Novozymes South Asia Pvt. Ltd. | India | 1998 | INR | 50,000,020 | 100 |
| Novozymes Italia S.r.l. | Italy | 1978 | EUR | 10,400 | 100 |
| Novozymes Biologicals Japan Ltd. | Japan | 2001 | JPY | 30,000,000 | 100 |
| Novozymes Japan Ltd. | Japan | 1977 | JPY | 300,000,000 | 60 |
| Novozymes Property Ltd. | Japan | 1982 | JPY | 2,843,000,000 | 100 |
| Novozymes Malaysia Sdn. Bhd. | Malaysia | 1997 | MYR | 6,666,414 | 100 |
| Novozymes Mexico, S.A. de C.V. | Mexico | 1994 | MXN | 338,100 | 100 |
| Novozymes Mexicana, S.A. de C.V. | Mexico | 1994 | MXN | 338,100 | 100 |
| Novozymes Netherlands B.V. | Netherlands | 2000 | EUR | 18,000 | 100 |
| Novozymes Switzerland AG | Switzerland | 1998 | CHF | 5,000,000 | 100 |
| Novozymes Switzerland Finance AG | Switzerland | 1998 | CHF | 2,500,000 | 100 |
| Novozymes Switzerland Holding AG | Switzerland | 1967 | CHF | 3,000,000 | 100 |
| Novozymes Singapore Pte. Ltd. | Singapore | 1994 | SGD | 2,000,000 | 100 |
| Novozymes Spain S.A. | Spain | 1989 | EUR | 360,607 | 100 |
| Novozymes Biopharma AB | Sweden | 2002 | SEK | 28,000,000 | 100 |
| Enzymes S.A. (Pty) Ltd. | South Africa | 1996 | ZAR | 100 | 49 |
| Novozymes Korea Limited | South Korea | 1991 | KRW | 3,300,000,000 | 100 |
| Novozymes Enzim Dis Ticaret Limited Sirketi | Turkey | 1998 | TRL | T21,000,000 | 100 |
| Novozymes UK Ltd. | UK | 1977 | GBP | 1,000,000 | 100 |
| Novozymes North America, Inc. | USA | 1976 | USD | 17,500,000 | 100 |
| Novozymes Biologicals, Inc. | USA | 2001 | USD | 3,000,000 | 100 |
| Novozymes Biotech, Inc. | USA | 1992 | USD | 1,000 | 100 |
| Novozymes US, Inc. | USA | 2000 | USD | 115,387,497 | 100 |

# Data for Environment and Bioethics, Social Responsibility and Knowledge

| | Note | | 2000 | 2001 | 2002 |
|---|---|---|---|---|---|
| **ENVIRONMENT AND BIOETHICS** | | | | | |
| **Consumption of resources** | | | | | |
| Water | 1 | 1,000 $m^3$ | 4,033 | 3,897 | **4,080** |
| Internally generated energy | 2 | 1,000 GJ | 754 | 797 | **686** |
| Externally generated energy | | 1,000 GJ | 1,948 | 2,129 | **2,135** |
| Energy, total | | 1,000 GJ | 2,702 | 2,926 | **2,821** |
| Raw materials | | 1,000 tons | 227 | 214 | **245** |
| Packaging | | 1,000 tons | 4 | 6 | **7** |
| **Efficiency** | | | | | |
| Eco-productivity index (EPI), water | | | 126 | 113 | **106** |
| Eco-productivity index (EPI), energy | | | 119 | 110 | **114** |
| **Wastewater** | | | | | |
| Volume | | 1,000 $m^3$ | 2,397 | 2,090 | **2,183** |
| COD | | tons | 1,179 | 1,189 | **1,331** |
| Nitrogen | | tons | 113 | 132 | **122** |
| Phosphorus | | tons | 21 | 23 | **17** |
| **Biomass** | | | | | |
| Volume | | 1,000 $m^3$ | 1,110 | 1,093 | **1,024** |
| Nitrogen | | tons | 1,279 | 1,434 | **1,345** |
| Phosphorus | | tons | 549 | 547 | **543** |
| **Waste** | | | | | |
| Non-hazardous waste | | tons | 8,101 | 7,993 | **8,674** |
| Hazardous waste | | tons | 662 | 702 | **1,107** |
| Waste, total | 3 | tons | 8,763 | 8,695 | **9,781** |
| Recycling percentage of total waste | | % | 11.6 | 12.2 | **10.4** |
| **Emissions to air** | | | | | |
| Ozone-depleting substances | 4 | kg | 4,078 | 1,422 | **4,757** |
| Stockpile of ozone-depleting substances | | tons | 23.2 | 22.0 | **22.8** |
| $CO_2$ | 5 | 1,000 tons | 247 | 236 | **223** |
| $SO_2$ | | tons | 811 | 825 | **709** |
| $NO_x$ | | tons | 570 | 573 | **604** |
| **Environmental Impact Potentials** | | | | | |
| Global warming | 6 | 1,000 tons $CO_2$ eqv. | 260 | 239 | **231** |
| Ozone layer depletion | | kg $CFC_{11}$ eqv. | 945 | 64 | **190** |
| Acidification | | tons $SO_2$ eqv. | 1,210 | 1,226 | **1,132** |
| Eutrophication | | tons $NO_3$ eqv. | 1,924 | 2,101 | **1,910** |
| **Environmental compliance** | | | | | |
| Breaches of regulatory limits | | no. | 22 | 26 | **42** |
| Repeated breaches of regulatory limits | | no. | 9 | 4 | **4** |
| Accidental releases | | no. | 16 | 14 | **11** |
| Complaints | | no. | 22 | 18 | **18** |

# Data for Environment and Bioethics, Social Responsibility and Knowledge

| | Note | | 2000 | 2001 | 2002 |
|---|---|---|---|---|---|
| **Animals for testing** | | | | | |
| Animals for testing | | no. | 1,370 | 2,551 | **1,712** |
| **Transport by truck (Denmark)** | 7 | | | | |
| Distance | | 1,000 km | – | 11,421 | **12,936** |
| $CO_2$ | | tons | – | 4,022 | **4,789** |
| $NO_x$ | | tons | – | 49 | **56** |
| **Transport by air (Denmark)** | 8 | | | | |
| Distance | | 1,000 km | – | – | **1,132** |
| $CO_2$ | | tons | – | – | **2,824** |
| $NO_x$ | | tons | – | – | **12** |
| **SOCIAL** | | | | | |
| **Employee statistics** | | | | | |
| Employees, total | 9 | no. | 3,208 | 3,475 | **3,738** |
| Women | | % | 32.9 | 32.9 | **33.7** |
| Men | | % | 67.1 | 67.1 | **66.3** |
| Women in senior management | | % | – | 9.1 | **10.2** |
| Men in senior management | | % | – | 90.9 | **89.8** |
| Women in management | | % | – | – | **25.5** |
| Men in management | | % | – | – | **74.5** |
| Rate of employee turnover | 10 | % | 6.9 | 9.6 | **5.8** |
| Average age | | years | – | 38.8 | **39.1** |
| Seniority | | years | – | 8.5 | **8.5** |
| **Training costs** | | | | | |
| Average spent per employee | | DKK | 5,202 | 5,003 | **6,099** |
| **HEALTH AND SAFETY** | | | | | |
| Rate of absence | | % | 2.6 | 2.5 | **3.1** |
| Injuries with absence | | no. | 41 | 52 | **55** |
| Occupational diseases | | no. | 17 | 18 | **13** |
| Frequency of occupational injuries | | | 8.7 | 11.0 | **11.3** |
| Frequency of occupational diseases | | | 3.6 | 3.8 | **2.7** |
| **KNOWLEDGE** | | | | | |
| **Processes and technology** | | | | | |
| New products | | no. | 7 | 7 | **8** |
| Active patent families | | no. | 787 | 779 | **760** |
| **Customers** | | | | | |
| Unique users of CRM | 11 | no. | – | 390 | **592** |
| **Employees and organisation** | | | | | |
| Unique users retrieving documents in LUNA | | no. | 847 | 1,308 | **1,972** |

# Notes

### Note 1 – Water allocated to primary source

| | 2000<br>1,000 m³ | 2001<br>1,000 m³ | 2002<br>1,000 m³ |
|---|---|---|---|
| Drinking water | 3,081 | 2,876 | 2,824 |
| Industrial water | 729 | 814 | 1,016 |
| Steam | 223 | 207 | 240 |
| **Water, total** | **4,033** | **3,897** | **4,080** |

### Note 2 – Internally generated energy allocated to primary source

| | 2000<br>1,000 GJ | 2001<br>1,000 GJ | 2002<br>1,000 GJ |
|---|---|---|---|
| Gas oil | 70 | 173 | 32 |
| Heavy fuel oil | 184 | 174 | 161 |
| Light fuel oil | 21 | 24 | 16 |
| Natural gas | 479 | 426 | 477 |
| **Internally generated energy, total** | **754** | **797** | **686** |

### Note 3 – Total waste volume by disposal method

| | 2000<br>tons | 2001<br>tons | 2002<br>tons |
|---|---|---|---|
| Incineration | 4,190 | 3,508 | 3,777 |
| Landfilling | 2,970 | 3,972 | 4,345 |
| Recycling | 1,013 | 1,064 | 1,017 |
| Other | 590 | 151 | 642 |
| **Waste, total** | **8,763** | **8,695** | **9,781** |

### Note 4 – Breakdown of ozone-depleting substances

| | 2000<br>kg | 2001<br>kg | 2002<br>kg |
|---|---|---|---|
| CFC | 850 | 10 | 0 |
| HCFC | 3,218 | 1,412 | 4,757 |
| Halon | 10 | 0 | 0 |
| **Ozone-depleting substances, total** | **4,078** | **1,422** | **4,757** |

### Note 5 – $CO_2$ emissions by internally and externally generated energy

| | 2000<br>1,000 tons | 2001<br>1,000 tons | 2002<br>1,000 tons |
|---|---|---|---|
| Internally generated energy | 48 | 53 | 43 |
| Externally generated energy | 199 | 183 | 180 |
| **$CO_2$ emissions, total** | **247** | **236** | **223** |

### Note 6 – Global warming, $CO_2$ equivalents

| | 2000<br>1,000 tons | 2001<br>1,000 tons | 2002<br>1,000 tons |
|---|---|---|---|
| Internally generated energy | 48 | 53 | 43 |
| Externally generated energy | 199 | 183 | 180 |
| Ozone-layer depleting substances | 13 | 3 | 8 |
| **$CO_2$ equivalents, total** | **260** | **239** | **231** |

### Note 7 – Transport by truck

| | 2000 | 2001 | 2002 |
|---|---|---|---|
| **Export of enzymes from Denmark to European countries** | | | |
| Transported volume, tons | 33,160 | 40,748 | 52,097 |
| Distance driven, 1,000 km | 9,701 | 9,287 | 10,259 |
| Diesel consumption, g/kg | 17.50 | 16.27 | 16.61 |
| Emission of $CO_2$, g/kg | 55.36 | 51.28 | 46.18 |
| Emission of $NO_x$, g/kg | 0.72 | 0.62 | 0.54 |
| **Container transport through Europe to place of dispatch** | | | |
| Distance driven, 1,000 km | 56 | 64 | 75 |
| Diesel consumption, g/km | 266 | 249 | 261 |
| Emission of $CO_2$, g/km | 842 | 817 | 823 |
| Emission of $NO_x$, g/km | 9.56 | 8.68 | 8.47 |
| **Import of raw materials** | | | |
| Transported volume, tons | – | 11,294 | 20,345 |
| Distance driven, 1,000 km | – | 481 | 904 |
| Diesel consumption, g/kg | – | 10.46 | 11.78 |
| Emission of $CO_2$, g/kg | – | 33.12 | 35.51 |
| Emission of $NO_x$, g/kg | – | 0.42 | 0.40 |
| **Local transport in Denmark** | | | |
| Transported volume, tons | – | 617,068 | 632,071 |
| Distance driven, 1,000 km | – | 1,589 | 1,698 |
| Diesel consumption, g/kg | – | 0.77 | 1.18 |
| Emission of $CO_2$, g/kg | – | 2.44 | 2.53 |
| Emission of $NO_x$, g/kg | – | 0.03 | 0.03 |

**Note 8 – Air transport**

| | 2002 |
|---|---|
| **Export of enzymes from Denmark** | |
| Transported volume, tons | 585 |
| Distance, 1,000 km | 1,132 |
| Fuel consumption, g/kg | 1,532 |
| Emission of $CO_2$, g/kg | 4,827 |
| Emission of $NO_x$, g/kg | 21 |

**Note 9 – Employee statistics**

| | 2000 No. | 2001 No. | 2002 No. |
|---|---|---|---|
| Women | 1,055 | 1,143 | 1,258 |
| Men | 2,153 | 2,332 | 2,480 |
| **Employees, total** | **3,208** | **3,475** | **3,738** |
| | | | |
| Full-time employees | 3,025 | 3,280 | 3,517 |
| Part-time employees | 183 | 195 | 221 |
| **Employees, total** | **3,208** | **3,475** | **3,738** |
| | | | |
| Denmark | 1,908 | 2,003 | 2,069 |
| Rest of Europe, Middle East and Africa | 191 | 201 | 286 |
| North America | 390 | 512 | 577 |
| Asia Pacific | 554 | 588 | 630 |
| Latin America | 165 | 171 | 176 |
| **Employees, total** | **3,208** | **3,475** | **3,738** |
| | | | |
| Senior management | – | 99 | 108 |
| Management | – | – | 353 |
| Professional | – | – | 939 |
| Clerical | – | – | 479 |
| Skilled workers, laboratory and other technicians | – | – | 711 |
| Process operators | – | – | 1,148 |
| **Employees, total** | | | **3,738** |

**Gender distribution (%)**


Senior management
9.1
01
10.2
02
Management
25.5
02
Total
01
02
Women
Men

**Note 10 – Net job creation**

| | 2001 No. | 2002 No. |
|---|---|---|
| Growth in number of employees, organic | 163 | 168 |
| Growth in number of employees, acquisitions | 104 | 95 |
| Terminations | 310 | 200 |

**Note 11 – Distribution of unique users of CRM**

| | 2001 No. | 2002 No. |
|---|---|---|
| Sales & Marketing | 334 | 425 |
| Research & Development | 33 | 144 |
| Others | 23 | 23 |
| **Unique users of CRM** | **390** | **592** |

## The Novozymes share in 2002

The price of the Novozymes B share closed the year at DKK 148, down DKK 20.50 or 12% from the beginning of the year. This was due in part to the general downturn in the stock markets and less favourable exchange rates, in particular for the US dollar.

The Novozymes share's defensive profile, best expressed by its beta value of 0.5, meant that it performed 14 percentage points better than the Copenhagen Stock Exchange's KFX blue-chip index, which fell 26% during the year. The same trend was seen relative to comparable stock indexes.

In September 2002 Dow Jones Sustainability Indexes named Novozymes as the listed healthcare/biotechnology company with the greatest capacity, both in Europe and worldwide, to generate long-term shareholder value by seizing opportunities and managing risks deriving from economic, environmental and social factors.

Novozymes' market capitalisation at the end of the year was DKK 11.2 billion, equivalent to just over 2.4% of the market capitalisation of all KFX shares.

As the 13th most traded share on the Copenhagen Stock Exchange, Novozymes retained its sound position midway up the KFX index. Share turnover was fairly stable during the year. On an average day over 117,000 shares were traded, equivalent to 1.6% of the value of trading in all KFX shares, which means that trading in Novozymes was slightly below average relative to its market capitalisation.

Novozymes invested DKK 185 million in share buy-backs in 2002, and holdings of treasury shares comprised 4.9% of its total share capital at year-end.

**Novozymes' B share in 2002 – turnover and high, low and end prices**



☐ Turnover, no. af shares, daily average
| Highest closing – lowest closing
— End price
No. of shares
Price, DKK
400,000
300,000
200,000
100,000
0
200
150
100
50
0
Jan
Feb
Mar
April
May
June
July
Aug
Sep
Oct
Nov
Dec


**Novozymes' B share 2002 – relative share price performance versus relevant indexes**



— Novozymes A/S B
— Dow Jones Chemicals Europe
— KFX index
— Dow Jones Sustainability Index Stoxx (Europe)
Relative price development, %
15
10
5
0
-5
-10
-15
-20
-25
-30
-35
-40
Dec-01
Feb-02
Apr-02
Jun-02
Aug-02
Oct-02
Dec-02

## Share-related key ratios

| | 2000 | 2001 | 2002 |
|---|---|---|---|
| **Share price** (DKK) | | | |
| – high | 177.0 | 197.0 | 184.0 |
| – low | 140.0 | 151.0 | 134.5 |
| – year-end | 159.0 | 168.5 | 148.0 |
| **Year-end market capitalisation and turnover** (DKK billion) | | | |
| – A shares | 1.7 | 1.8 | 1.6 |
| – B shares | 10.3 | 10.9 | 9.6 |
| – total | 12.0 | 12.7 | 11.2 |
| Turnover, all trades | 3.1 | 8.7 | 4.7 |
| **No. of shares, average** (million) | | | |
| – diluted | 75.4 | 74.3 | 73.2 |
| **No. of shares, year-end** (million) | | | |
| – issued | 75.4 | 75.4 | 75.4 |
| – outstanding | 75.3 | 72.9 | 71.8 |
| – diluted | 75.4 | 74.0 | 72.2 |
| **Shares not strategically owned (free float)** | | | |
| – all shares | 74.9% | 74.9% | 74.9% |
| – B shares | 87.3% | 87.3% | 87.3% |
| **Key figures** | | | |
| Earnings per share, diluted (DKK) | 6.41 | 8.10 | 8.80 |
| Cash flow from operations per share, diluted (DKK) | 13.77 | 15.61 | 16.13 |
| Dividend per share (DKK) | 1.65 | 2.00 | 2.25 |
| Year-end dividend yield | 1.0% | 1.2% | 1.5% |
| **Multiples** | | | |
| EV*/net turnover | 2.6x | 2.7x | 2.2x |
| EV*/operating profit | 16.2x | 15.6x | 13.0x |
| Price/earnings diluted | 24.8x | 20.8x | 16.8x |

** Enterprise value = market capitalisation plus net interest-bearing debt*

### Share information

Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange and are traded under the abbreviated name NZYM B and the ID code/ISIN DK0010272129. The B shares are issued in units of DKK 10.

### Share capital and voting rights

| | Share capital (DKK) | Votes | % votes |
|---|---|---|---|
| A shares | 107,487,200 | 1,074,872,000 | 62.4 |
| B shares | 646,901,120 | 646,901,120 | 37.6 |
| Total | 754,388,320 | 1,721,773,120 | 100.0 |

The A share capital is held by Novo A/S, which is wholly owned by the Novo Nordisk Foundation. In addition, Novo A/S holds 8,194,780 B shares, which overall gives Novo A/S 25.1% of the total share capital and 67.2% of the votes, so that Novozymes is included in the consolidated accounts of the Novo Nordisk Foundation. Novo A/S is domiciled in Gladsaxe, Denmark.

### Breakdown of shareholders

| Name | % of B share capital | % of total share capital |
|---|---|---|
| Novo A/S, Gladsaxe | 13% | 25% |
| Fidelity Investments, USA | 8% | 7% |
| Danish ATP, Hillerød | 8% | 7% |
| Novozymes A/S, Gladsaxe | 6% | 5% |
| Other large institutions, companies, foundations and others | Approx. 51% | Approx. 44% |
| Private | Approx. 14% | Approx. 12% |
| **Total** | **100%** | **100%** |

### Geographical distribution of shareholders

| Country/region | % of B share capital | % of total share capital |
|---|---|---|
| Denmark | 50% | 58% |
| North America | 19% | 16% |
| UK | 14% | 12% |
| Rest of Europe | 7% | 5% |
| Asia Pacific, etc. | 10% | 9% |
| **Total** | **100%** | **100%** |

Further information about the Novozymes share can be found at www.novozymes.com under Investor Zone/ Share Info.

## Dividend

The Board of Directors propose payment of dividend of DKK 2.25 per share for 2002, compared with DKK 2.00 per share for 2001.

Dividend is disbursed in DKK less the statutory 28% deduction of Danish tax. Shareholders resident in certain countries are eligible for a refund of dividend tax deducted in Denmark, subject to the double taxation conventions in force between Denmark and the countries concerned.

## Dividend dates

| | |
|---|---|
| Resolution adopted at the annual meeting of shareholders | March 19, 2003 |
| Last day of trading with right to dividend for 2002 | March 19, 2003 |
| First day of trading without right to dividend for 2002 | March 20, 2003 |
| Dividend cut-off date | March 24, 2003 |
| Disbursement of dividend | March 25, 2003 |

## Financial calendar

| | |
|---|---|
| March 19, 2003 | Annual meeting of shareholders Øksnehallen, Halmtorvet 11, 1700 Copenhagen, Denmark |
| May 7, 2003 | First quarter 2003 Group financial statement |
| August 13, 2003 | First half 2003 Group financial statement |
| November 5, 2003 | First nine months 2003 Group financial statement |

## Shareholder magazine and Annual Report

The shareholder magazine *The Zymes* is distributed twice annually to all shareholders registered by name: the first with the notice convening the annual meeting of shareholders and the second after the publication of the financial statement for the first half of the year. The annual report is available by contacting Novozymes.

## Dialogue and contact

Visit the Investor Zone at www.novozymes.com for information for both private and institutional shareholders, or contact Investor Relations:

*Michael Steen-Knudsen, Senior Director*
*Novozymes A/S, Krogshøjvej 36, 2880 Bagsværd, Denmark. Tel. +45 4442 6048, mobile +45 3079 6048, fax +45 4442 1002, mskn@novozymes.com*

*Thomas Kudsk Larsen, Manager*
*Novozymes A/S, Krogshøjvej 36, 2880 Bagsværd, Denmark. Tel. +45 4442 5969, mobile +45 3079 5969, fax +45 4442 1002, tkla@novozymes.com*

Shareholder enquiries concerning dividend payments and the Novozymes shareholder register in general (share certificates, lost shares, etc.) should be directed to:

*Nordea Bank Danmark A/S*
*Selskabsservice, Postboks 850, 0900 Copenhagen C Denmark. Tel. +45 3333 3301, fax +45 3333 1031*

## Registration number

Novozymes A/S is registered with the Danish Commerce and Companies Agency under 10 00 71 27.

## Board of Directors



*Seated, from the left: Arne Hansen, Walter Thygesen, Henrik Gürtler. Standing, from the left: Kurt Anker Nielsen, Ulla Morin, Paul Petter Aas, Hans Werdelin, Jerker Hartwall, Lars Bo Køppler*

**Henrik Gürtler**
Born 1953, Chairman, CEO, Novo A/S
*Other board positions:*
Chairman: Center for Ledelse
Member: COWI A/S, Copenhagen Airports (Københavns Lufthavne A/S)

**Paul Petter Aas**
Born 1946
Senior Vice President, Norsk Hydro ASA, Norway

**Arne Hansen**
Born 1951, employee representative
Skilled worker

**Jerker Hartwall**
Born 1952
CEO, Karlshamns AB, Sweden

**Lars Bo Køppler**
Born 1962, employee representative
Technician

**Ulla Morin**
Born 1954, employee representative, laboratory technician

**Kurt Anker Nielsen**
Born 1945, Vice Chairman
CEO, Novo A/S
*Other board positions:*
Member: Coloplast A/S, DakoCytomation A/S, Novo Nordisk A/S and ZymoGenetics Inc.

**Walther Thygesen**
Born 1950
Vice President and Regional Manager, Hewlett-Packard
*Other board positions:*
Chairman: Twinsoft A/S
Member: Thrane & Thrane A/S

**Hans Werdelin**
Born 1938
Director
*Other board positions:*
Chairman: CW Obel A/S, Danske Trælast A/S, Fritz Hansen A/S, Lomax A/S and Publicis A/S
Vice chairman: Skandinavisk Holding A/S and Skandinavisk Tobakskompagni A/S
Member: Novo A/S and Peacock Travel A/S

## Executive Management



*Seated, from the left: Steen Riisgaard, Arne W. Schmidt, Per Falholt. Standing, from the left: Jesper Allentoft, Per Månsson, Anne-Marie Skov, Peder Holk Nielsen*

**Steen Riisgaard**
Born 1951
President and CEO
*Other board positions:*
Member: Egmont Foundation, World Wildlife Fund (WWF) in Denmark and The Copenhagen Centre, New Partnerships for Social Responsibility

**Per Månsson**
Born 1954
Executive Vice President and CFO, IT & Legal Affairs

**Per Falholt**
Born 1958
Executive Vice President and CSO
*Other board positions:*
Member: IT Practice A/S

**Peder Holk Nielsen**
Born 1956
Executive Vice President, Sales & Marketing

**Arne W. Schmidt**
Born 1945
Executive Vice President, Production, Procurement & Quality

Besides the executive officers, the Executive Management also includes the vice presidents responsible for Human Resources and Stakeholder Communications:

**Jesper Allentoft**
Born 1955
Vice President, Human Resources

**Anne-Marie Skov**
Born 1953
Vice President, Stakeholder Communications



Novozymes A/S
Krogshøjvej 36
2880 Bagsværd
Denmark

Tel. +45 8824 9999
Fax +45 8824 9998
info@novozymes.com

For more information
or for international
office addresses
please see
www.novozymes.com

# Glossary – accounts and data

**Cash flow from operating activities per share (diluted)**
Cash flow from operating activities divided by the weighted average number of shares outstanding (diluted).

**Earnings per share (diluted)**
Net profit divided by the weighted average number of shares outstanding (diluted).

**EBITDA**
Operating profit excluding depreciation and amortisation.

**EBITDA margin**
Operating profit excluding depreciation and amortisation as a percentage of net turnover.

**Eco-productivity index (EPI)**
EPI for water and energy for 2002:

$$\frac{\text{production (2002)}}{\text{production (2001)}} \times \frac{\text{consumption (2001)}}{\text{consumption (2002)}} \times 100$$

**Effective tax rate**
Income tax on ordinary income as a percentage of ordinary profit before taxation and extraordinary income.

**Equity ratio**
Shareholders' equity at year-end as a percentage of the sum of total liabilities at year-end.

**Free cash flow**
Cash flow before financing.

**Invested capital**
Total assets excluding securities and cash at bank and in hand, less provisions and current liabilities excluding credit institutions.

**Net interest-bearing debt**
The market value of interest-bearing liabilities (long-term liabilities as well as short-term liabilities, including the value of any pension commitments) less the market value of cash at bank and in hand and other easily convertible interest-bearing securities.

**Non-hazardous waste and hazardous waste**
Non-hazardous waste e.g. comprises building waste, certain types of enzyme waste, kieselguhr, food, glass, metal, paper, cardboard and plastic waste. Hazardous waste comprises certain types of enzyme waste, electronics waste and oil waste.

**Occupational injuries and occupational diseases**
Calculation of the frequency of occupational injuries and occupational diseases:

$$\frac{\text{no. of occupational injuries} \times 1{,}000{,}000}{\text{no. of employees} \times 1{,}600}$$

or

$$\frac{\text{no. of cases of occupational disease} \times 1{,}000{,}000}{\text{no. of employees} \times 1{,}600}$$

**Operating profit margin**
Operating profit as a percentage of net turnover.

**Return on equity**
Income before extraordinary income as a percentage of average shareholders' equity (the sum of shareholders' equity at the beginning of the year and at year-end divided by two).

**Return on invested capital (ROIC)**
Operating profit after tax as a percentage of average invested capital. The operating profit is adjusted for net foreign exchange gain/loss.

**Share options in-the-money**
The number of issued share options for which the exercise price was lower than the market price on the balance-sheet date. The number of share options is included in full on the compilation of the diluted key share ratios.

**Water**
Drinking water is of a quality that makes it safe for human beings to drink. Industrial water is of inferior quality to drinking water. Steam is the volume of water in externally generated steam.

**Weighted average number of shares outstanding**
Weighted average number of A and B shares outstanding.

**Weighted average number of shares outstanding at year end (diluted)**
Weighted average number of A and B shares outstanding, excluding the holding of own B shares and including share options in-the-money.

**Forward-looking statements**
The Annual Report for 2002 contains forward-looking statements, including the financial outlook for 2003. Forward-looking statements are by their very nature associated with risks and uncertainties that may cause actual results to differ materially from expectations. The uncertainties may include unexpected developments in the international currency exchange and securities markets, market-driven price decreases for Novozymes' products, and the introduction of competing products within Novozymes' core areas.

*Editor and text: Novozymes, Stakeholder Communications. Photos: Piotr & Co., Image Bank. Design: DDB. Printing: From & Co.*
*Printed in February 2003 on environmentally friendly paper.*



novozymes®

Novozymes A/S
Krogshøjvej 36
2880 Bagsværd
Denmark

Tel. +45 8824 9999
Fax +45 8824 9998
info@novozymes.com

For more information
or for international
office addresses
please see
www.novozymes.com